As filed with the Securities and Exchange Commission on January 4, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Forest City Enterprises, Inc.
(Exact name of registrant as specified in its charter)

Ohio	34-0863886
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Terminal Tower, 50 Public Square, Suite 1100
Cleveland, Ohio 44113
(216) 621-6060
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

FCE Statutory Agent, Inc.
Terminal Tower, 50 Public Square, Suite 1360
Cleveland, Ohio 44113
(216) 621-6060
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Daniel T. Young, Esq.
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114-1291
(216) 566-5500

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class	Amount	Proposed Maximum	Proposed Maximum	Amount of
of Securities to be	to be	Offering Price	Aggregate Offering	Registration
Registered	Registered	per Unit	Price	Fee
3.625% Puttable Equity-Linked Senior Notes due 2011	$287,500,000(1)	100%(2)	$287,500,000	$30,763
Class A common stock	4,330,641(3)			(4)

(1)	Equals the aggregate principal amount of notes being registered. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Exclusive of accrued interest, if any.

(3)	Represents the number of shares of Class A common stock issuable upon a put of the notes registered hereby at a put value rate corresponding to the current put value rate of 15.0631 shares of Class A common stock for each $1,000 principal amount of notes (assuming exercise of the registrant’s net share settlement option under the notes). The number of shares of Class A common stock that ultimately may be issued upon a put of the notes registered hereby will depend upon the then current put value rate and the then current price of the Class A common stock, determined as more fully described in the prospectus contained herein. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the registrant is also registering such indeterminate number of shares of Class A common stock as may be issued from time to time upon a put of the notes as a result of the anti-dilution provisions thereof.

(4)	The shares of Class A common stock issuable upon a put of the notes will be issued for no additional consideration, and therefore no registration fee is required pursuant to Rule 457(i).

PROSPECTUS

Forest City Enterprises, Inc.
$287,500,000 3.625% Puttable Equity-Linked Senior Notes due 2011 and
Class A Common Stock Issuable Upon Put of the Notes

This prospectus relates to the offering for resale of Forest City Enterprises, Inc.’s 3.625% Puttable Equity-Linked Senior Notes due 2011 and our Class A common stock issuable, if any, upon a put of the notes. The notes were offered to qualified institutional buyers in reliance on Rule 144A, in transactions exempt from, or not subject to, the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus will be used by selling securityholders to resell their notes and our Class A common stock issuable, if any, upon a put of their notes. We will not receive any proceeds from sales of the notes or Class A common stock by the selling securityholders.

The notes are puttable, at the option of the holder, into our Class A common stock on any day prior to the close of business on the scheduled trading day immediately preceding July 15, 2011 under any of the following circumstances:

•	during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of that measurement period was less than 98% of the product of the last reported sale price of our Class A common stock and the put value rate on each such day;

•	during any fiscal quarter after the fiscal quarter ending January 31, 2007, if the last reported sale price of our Class A common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the applicable put value price in effect on the last trading day of the immediately preceding fiscal quarter; or

•	upon the occurrence of specified transactions described under “Description of Notes — Put Rights — Put Upon Specified Corporate Transactions” in this prospectus.

On and after July 15, 2011 until the close of business on the scheduled trading day immediately preceding the maturity date, holders may put their notes to us at any time, regardless of the foregoing circumstances. We have the option, in our sole discretion, to elect net share settlement of any notes put to us prior to maturity. Upon any put of the notes by holders, we will pay cash (or, following our exercise of the net share settlement option, cash and shares of our Class A common stock, if any) based on a daily put value calculated on a proportionate basis for each day of the relevant thirty trading-day observation period.

The initial put value rate is 15.0631 shares of our Class A common stock per $1,000 principal amount of notes. This is equivalent to a put value price of approximately $66.39 per share of our Class A common stock. The put value price will be subject to adjustment in some events, but will not be adjusted for accrued interest. In addition, if a “fundamental change” (as defined under “Description of Notes — Designated Event Permits Holders to Require Us to Purchase Notes at 100% of Their Principal Amount” in this prospectus) occurs prior to the maturity date, we will in some cases increase the put value rate for a holder that elects to put its notes to us in connection with such fundamental change.

Holders may require us to repurchase for cash all or part of their notes upon a “designated event” (as defined under “Description of Notes — Designated Event Permits Holders to Require Us to Purchase Notes at 100% of Their Principal Amount” in this prospectus) at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the relevant designated event purchase date. We may not redeem the notes prior to maturity.

The notes are our senior unsecured obligations and rank equally with all of our existing and future senior debt and senior to all of our future subordinated debt, and are structurally subordinated to the indebtedness and other liabilities of our subsidiaries and effectively subordinated to all of our existing and future secured debt to the extent of the collateral securing such debt.

There is currently no established trading market for the notes. An active or liquid market may not develop for the notes or, if developed, may not be maintained. We have not applied, nor do we intend to apply, for a listing of the notes on any national securities exchange or for inclusion of the notes on any automatic quotation system. Our Class A common stock is listed on the New York Stock Exchange under the symbol “FCEA.” On January 3, 2007, the last reported sale price of our Class A common stock on the New York Stock Exchange was $57.73 per share.

Investing in the notes or our Class A common stock involves risks. Please read carefully the section titled “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 4, 2007

References in this prospectus to “we,” “us,” “the Company” or “Forest City” or other similar terms mean Forest City Enterprises, Inc. and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Incorporation of Certain Information by Reference.”

FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference in this prospectus statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, for example:

•	Economic conditions in our target markets;

•	Statements relating to the timing of anticipated openings of new developments;

•	The projected cost of real estate projects and our share of projected cost;

•	Our development activities;

•	Our substantial leverage and ability to service and secure debt;

•	Our business strategy and prospects; and

•	Availability and sufficiency of insurance.

These forward-looking statements are not historical facts but instead represent only our current views regarding future events and are based on assumptions and expectations that may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which may not even be anticipated. Future events and actual results, financial or otherwise, may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

Information regarding some of the important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained under the caption “Risk Factors” in this prospectus.

We disclaim any obligation, other than as may be imposed by law, to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, current and special reports, proxy statements and other information with the Commission. You may read and copy any document we file with the Commission at the Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Commission filings are also available to the public from the Commission’s Internet site at http://www.sec.gov or from our Internet site at http://www.forestcity.net. However, the information on our Internet site does not constitute a part of this prospectus.

Our Class A common stock is listed on the New York Stock Exchange under the symbol FCEA. You can also inspect and copy any reports, proxy statements and other information that we file with the Commission at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

In this prospectus, we incorporate by reference the information that we file with the Commission. This allows us to disclose important information to you by referring you to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. The information incorporated by reference is considered to be a part of this prospectus and later information filed with the Commission will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus and until this offering is completed or terminated:

•	Our Annual Report on Form 10-K for the fiscal year ended January 31, 2006 filed with the Commission on March 29, 2006;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended April 30, 2006, July 31, 2006 and October 31, 2006 filed with the Commission on June 8, 2006, September 8, 2006 and December 8, 2006, respectively;

•	Our Current Reports on Form 8-K filed with the Commission on February 21, 2006, February 24, 2006, June 30, 2006, August 14, 2006, October 3, 2006, October 5, 2006, October 10, 2006, October 16, 2006, November 9, 2006 and November 13, 2006; and

•	A description of our Class A common stock contained in our Registration Statement on Form 10 and all amendments or reports filed with the Commission for the purpose of updating such description.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the Commission pursuant to Item 2.02 or 7.01 of Form 8-K.

ii

Our financial statements and related financial information for the fiscal year ended January 31, 2006 (the “January 10-K”) have been revised to reflect certain discontinued operations and are reflected in our Current Report on Form 8-K filed with the Commission on October 3, 2006. Accordingly, you should read our January 10-K in connection with that Form 8-K. Our financial statements and related financial information contained in our Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2006 have not been revised to reflect these discontinued operations and are therefore not stated on a basis entirely comparable to that of the other financial statements and related financial information incorporated by reference herein.

You may request a copy of these filings, at no cost, by writing to us at the following postal or e-mail address:

Thomas T. Kmiecik, Assistant Treasurer
Forest City Enterprises, Inc.
50 Public Square
Terminal Tower, Suite 1100
Cleveland, Ohio 44113-2203
tomkmiecik@forestcity.net

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of securities in any state where an offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

iii

PROSPECTUS SUMMARY

Forest City

Founded in 1920 and publicly traded since 1960, we are principally engaged in the ownership, development, management and acquisition of commercial and residential real estate and land in 25 states and the District of Columbia. At October 31, 2006, we had approximately $8.5 billion in consolidated assets, of which approximately $7.8 billion was invested in real estate, at cost. Our core markets include the New York City/ Philadelphia metropolitan area, Denver, Boston, the Greater Washington D.C./ Baltimore metropolitan area, Chicago and California. We have offices in Boston, Chicago, Denver, Los Angeles, New York City, San Francisco and Washington, D.C., and our headquarters is in Cleveland, Ohio. Our portfolio of real estate assets is diversified both geographically and among property types.

We operate our business through three primary strategic business units:

•	Commercial Group: our largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects.

•	Residential Group: owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments, adaptive re-use developments and supported-living communities. It also develops for-sale condominium projects and owns, develops and manages military family housing.

•	Land Development Group: acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects.

THE OFFERING

On October 10, 2006, we sold in a private offering $287,500,000 in aggregate principal amount of 3.625% puttable equity-linked senior notes due 2011 to the initial purchasers. We entered into a registration rights agreement with the initial purchasers in which we agreed, for the benefit of the holders of the notes, to file a shelf registration statement with the Commission by January 8, 2007 with respect to resales of the notes and the shares of Class A common stock into which the notes, in certain circumstances, are puttable. We also agreed to use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act by April 8, 2007 and to keep the shelf registration statement effective until the earliest of such date as of which the notes and shares of Class A common stock issuable, if any, upon a put of the notes have been sold pursuant to the shelf registration statement or are eligible for sale under Rule 144(k) promulgated under the Securities Act, or two years from the date the shelf registration statement was declared effective by the Commission.

This summary is not a complete description of the notes. You should read the full text and more specific details contained elsewhere in this prospectus, including the “Risk Factors” section, and the other documents we refer to and incorporate by reference. For a more detailed description of the notes, see the section titled “Description of Notes” in this prospectus.

Issuer	Forest City Enterprises, Inc., an Ohio corporation.

Securities Offered	$287,500,000 principal amount of 3.625% Puttable Equity-Linked Senior Notes due 2011 and shares of our Class A common stock issuable, if any, upon a put of the notes.

Maturity	October 15, 2011, unless earlier repurchased or put to us.

Interest	3.625% per year. Interest will be payable semiannually in arrears on April 15 and October 15 of each year, beginning April 15, 2007.

Optional Redemption	The notes may not be redeemed prior to maturity.

Put Rights	Holders may put their notes to us on any day prior to the close of business on the scheduled trading day immediately preceding July 15, 2011, in multiples of $1,000 principal amount, under the following circumstances:

• during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of such measurement period was less than 98% of the product of the last reported sale price of our Class A common stock and the put value rate on each such day; or

• during any fiscal quarter after the fiscal quarter ending January 31, 2007, if the last reported sale price of our Class A common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the applicable put value price in effect on the last trading day of the immediately preceding fiscal quarter; or

• upon the occurrence of specified corporate transactions described under “Description of Notes — Put Rights — Put Upon Specified Corporate Transactions.”

On and after July 15, 2011 to (and including) the close of business on the scheduled trading day immediately preceding the maturity date, subject to the prior repurchase of the notes, holders may put the notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.

The initial put value rate will be 15.0631 shares of our Class A common stock per $1,000 principal amount of notes (equivalent to an initial put value price of approximately $66.39 per share of our Class A common stock), subject to adjustment.

Upon any put of the notes by holders, we will pay, on the third business day following the last day of the related observation period, cash (or, following our exercise of the net share settlement option described below, cash and shares of our Class A common stock, if any) based on a daily put value (as described herein) calculated on a proportionate basis for each day of the relevant thirty trading-day observation period. See “Description of Notes — Put Rights — Payment upon Put Exercise.”

In addition, if a “fundamental change” occurs prior to the maturity date, we will increase the put value rate for a holder who elects to put its notes to us in connection with such a fundamental change in certain circumstances as described under “Description of Notes — Put Rights — Adjustment to Put Value Rate in Connection with Put Exercise upon Fundamental Change.”

You will not receive any additional cash payment or additional shares of our Class A common stock representing accrued and unpaid interest upon your put of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash (or, following our exercise of the net share settlement option, cash and shares of our Class A common stock, if any), delivered to you upon put exercise.

Net Share Settlement Option	We have an option, in our sole discretion, to elect net share settlement of any notes put to us prior to maturity. In order to exercise this option, we will be required to deliver a written notice of such exercise no later than the earlier of (i) 9:00 a.m. (New York City time) on the second business day following any put exercise date for the notes to which such net share settlement election relates or (ii) 9:00 a.m. (New York City time) on the maturity date, as described under “Description of Notes — Put Rights — Net Share Settlement Option.”

Sinking Fund	None.

Purchase at Option of Holder Upon Designated Event	If we undergo a “designated event” (as defined in this prospectus under “Description of Notes — Designated Event Permits Holders to Require us to Purchase Notes at 100% of Their Principal Amount”), including a “fundamental change” (as defined in such section), you will have the option to require us to purchase all or any portion of your notes, in multiples of $1,000 principal amount. The designated event purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the designated event purchase date. We will pay cash for all notes so purchased.

Ranking	The notes are our senior unsecured obligations and rank equally with all of our existing and future senior debt and senior to all of our future subordinated debt and are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. In addition, the notes are effectively subordinated to all of our existing and future secured debt to the extent of the collateral securing such debt. As of October 31, 2006, we had:

• $550.0 million of senior unsecured indebtedness outstanding equal in right of payment to the notes; and

• $49.4 million of subordinated indebtedness.

In addition, our consolidated subsidiaries had liabilities (including trade and other payables but excluding intercompany indebtedness) outstanding in an amount of $6.5 billion all of which would be structurally senior to the notes. The indenture for the notes does not restrict us or our subsidiaries from incurring additional debt or other liabilities. Our subsidiaries will not guarantee any of our obligations under the notes.

Use of Proceeds	We will not receive any of the proceeds from the sale of the notes or the shares of Class A common stock, if any, issuable upon a put of the notes.

Puttable Note Hedge and Warrant Transactions	In connection with the offering of the notes, we entered into a puttable note hedge transaction with one or more counterparties that included one or more of the initial purchasers or their affiliates. We also entered into a warrant transaction with such counterparties or their affiliates. These transactions are expected to reduce the potential dilution upon our exercise of the net share settlement option with respect to any notes. We used approximately $17.0 million of the proceeds of the offering to pay the net cost of the puttable note hedge and the warrant transactions.

In connection with hedging these transactions, such counterparties or the initial purchasers or their affiliates:

• entered into various over-the-counter derivative transactions with respect to our Class A common stock concurrently with the pricing of the notes; and

• may enter into or unwind various over-the-counter derivatives and/or purchase or sell our Class A common stock in secondary market transactions.

These activities could have the effect of increasing or preventing a decline in the price of our Class A common stock concurrently with or following the pricing of the notes.

In addition, such counterparties or the initial purchasers or their affiliates may enter into or unwind various over-the-counter derivatives and/or sell or purchase our Class A common stock in secondary market transactions prior to the settlement of the notes (and are likely to do so during any observation period related to the put exercise prior to maturity of the notes) which could adversely impact the price of our Class A common stock and of the notes.

For a discussion of the impact of any market or other activity by such counterparties or the initial purchasers or their affiliates in connection with these puttable note hedge and warrant transactions, see “Risk

Factors — The Puttable Note Hedge and Warrant Transactions may Affect the Value of the Notes and Our Class A Common Stock.”

Listing	Our Class A common stock is traded on the New York Stock Exchange under the symbol “FCEA.”

Trading	There is currently no established trading market for the notes. An active or liquid market may not develop for the notes, or if developed, may not be maintained. We have not applied, and do not intend to apply, for the listing of the notes on any national securities exchange or for the inclusion of the notes on any automatic quotation system.

U.S. Federal Income Tax Considerations	You should consult your tax advisor with respect to the application of U.S. federal income tax laws to your own particular situation, as well as any tax consequences of ownership and disposition of the notes or our Class A common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable treaty. See “Material U.S. Federal Tax Considerations.”

Risk Factors	Investment in the notes and the shares of Class A common stock, if any, issuable upon any put of the notes involves risks. You should carefully consider the information under “Risk Factors” and all other information included in or incorporated by reference into this prospectus before investing in the notes.

RISK FACTORS

An investment in the notes and the shares of Class A common stock, if any, issuable upon any put of the notes involves a number of risks. You should carefully consider each of the risks described below, together with all of the other information contained or incorporated by reference in this prospectus, before deciding to invest. This prospectus contains forward-looking statements that involve risks and uncertainties. See the section of this prospectus titled “Forward-Looking Statements.” Additional risks and uncertainties not currently known to us or risks that we currently deem immaterial may also impact us.

Risks Relating to Our Business

We are Subject to Risks Associated with Investments in Real Estate

The value of, and our income from, our properties may decline due to developments that adversely affect real estate generally and those that are specific to our properties. General factors that may adversely affect our real estate portfolios include:

•	Increases in interest rates;

•	A general tightening of the availability of credit;

•	A decline in the economic conditions in one or more of our primary markets;

•	An increase in competition for tenants and customers or a decrease in demand by tenants and customers;

•	An increase in supply of our property types in our primary markets;

•	A continuation of terrorist activities or other acts of violence or war in the United States of America or abroad or the occurrence of such activities or acts that impact properties in our real estate portfolios or that may impact the general economy;

•	Continuation or escalation of tensions in the Middle East;

•	Declines in consumer spending during an economic recession that adversely affect our revenue from our retail centers; and

•	The adoption on the national, state or local level of more restrictive laws and governmental regulations, including more restrictive zoning, land use or environmental regulations and increased real estate taxes.

In addition, there are factors that may adversely affect the value of, and our income from, specific properties, including:

•	Adverse changes in the perceptions of prospective tenants or purchasers of the attractiveness of the property;

•	Opposition from local community or political groups with respect to development, construction or operations at a particular site;

•	Our inability to provide adequate management and maintenance or to obtain adequate insurance;

•	Contamination of the soil or groundwater in, on, under, at or migrating to or from a site;

•	Our inability to collect rent or other receivables;

•	An increase in operating costs;

•	Introduction of a competitor’s property in or in close proximity to one of our current markets; and

•	Earthquakes, floods, hurricanes or underinsured or uninsured natural disasters.

The occurrence of one or more of the above risks could result in significant delays or unexpected expenses. If any of these occur, we may not achieve our projected returns on properties under development and we could lose some or all of our investments in those properties.

We are Subject to Real Estate Development Risks

Our development projects are subject to significant risks relating to our ability to complete our projects on time and on budget. Factors that may result in a development project exceeding budget or being prevented from completion include:

•	An inability to secure sufficient financing on favorable terms, including an inability to refinance construction loans;

•	Construction delays or cost overruns, either of which may increase project development costs;

•	An increase in commodity costs;

•	An inability to obtain zoning, occupancy and other required governmental permits and authorizations;

•	An inability to secure tenants or anchors necessary to support the project; and

•	Failure to achieve or sustain anticipated occupancy or sales levels.

If any of these occur, we may not achieve our projected returns on properties under development and we could lose some or all of our investments in those properties.

In the past, we have elected not to proceed, or have been prevented from proceeding, with specific development projects, and we anticipate that this may occur again from time to time in the future. A development project may be delayed or terminated because a project partner or prospective anchor withdraws or a third party challenges our entitlements or public financing.

We periodically serve as either the construction manager or the general contractor for our development projects. The construction of real estate projects entails unique risks, including risks that the project will fail to conform to building plans, specifications and timetables. These failures could be caused by strikes, weather, government regulations and other conditions beyond our control. In addition, we may become liable for injuries and accidents occurring during the construction process that are not insured.

In the construction of new projects, we generally guarantee the lender of the construction loan the lien-free completion of the project. This guaranty is recourse to us and places the risk of construction delays and cost overruns on us. In addition, from time to time we guarantee the construction obligations to a major tenant. This type of guaranty is released upon completion of the project. Furthermore, as the general partner of certain limited partnerships, we guarantee the funding of operating deficits of newly-opened apartment projects for an average of five years. We may have to make significant expenditures in the future in order to comply with our lien-free completion obligations and funding of operating deficits.

Examples of projects that face these and other development risks include the following:

•	Brooklyn Atlantic Yards. We are in the process of developing Brooklyn Atlantic Yards, a $4.2 billion mixed-use project in downtown Brooklyn expected to feature an 800,000 square foot sports and entertainment arena for the New Jersey Nets (“Nets”) basketball team, a franchise of the NBA. The acquisition and development of Brooklyn Atlantic Yards is subject to the completion of negotiations with local and state governmental authorities, including negotiation of the applicable development rights, the satisfactory completion of due diligence, the possible condemnation of the land needed for the development, the potential removal, remediation or other activities to address environmental contamination at, on, under or emanating to or from the land and the successful defense of litigation opposing the project. The negotiations relating to the requisite approvals and acquisition and development rights for Brooklyn Atlantic Yards may not be successfully completed, the acquisition and development rights may not be obtained or completed on the terms described above and Brooklyn Atlantic Yards may not be developed with the features we anticipate. The development of Brooklyn Atlantic Yards is being done in connection with the proposed move of the Nets to the planned arena. While we are part of an ownership group that acquired the Nets on August 16, 2004, any movement of the team is subject to approval by the NBA. If we do not receive this approval, we may not be able to develop Brooklyn Atlantic Yards to the extent intended or at all. Even if we are able to continue with the development, we would likely not be able to do so as quickly as originally planned.

•	Military Family Housing. Hawaii Military Communities, LLC, a wholly owned subsidiary of ours, has been selected to form a partnership to be known as Ohana Military Communities, LLC with the United States Department of the Navy. Ohana Military Communities, LLC will own, redevelop and operate United States Navy and United States Marine Corps military family housing communities, comprising approximately 5,750 units, on the islands of Oahu and Kauai, Hawaii. Midwest Military Communities, LLC, a wholly owned subsidiary of ours, has been selected to form a partnership to be known as Midwest Family Housing, LLC with the United States Department of the Navy. Midwest Family Housing, LLC will own, redevelop, and operate United States Navy military family housing communities, comprising approximately 1,650 units, located primarily in the Chicago, Illinois area. We have not engaged in projects of this type before, and we cannot assure you we will be able to complete them successfully.

•	For-Sale Condominiums. We are pursuing the development of condominiums in selected markets. Current condominium projects under construction include 1100 Wilshire Building and Mercury (formerly known as 3800 Wilshire Building), both previously unfinished office buildings in Los Angeles. While we have previously developed for-sale condominium projects with partners, we are developing some of these projects without the development assistance of one or more partners. We may not be able to sell the units at the projected sales prices for a number of reasons, including, without limitation, a rise in interest rates.

•	Illinois Science and Technology. Our life science campus in Skokie, Illinois is expected to open in phases beginning in the fourth quarter of fiscal 2006. This campus currently has over 600,000 square feet of space and, to date, we have only been able to secure tenants to lease a portion of the existing space in this property. If we are not able to lease space in these buildings or if we lease space at rates below expected levels, the profitability of this project will be adversely affected. The final completion of the campus includes the redevelopment of an additional 1,100,000 square feet, for a total of over 1,700,000 square feet, of office space. This final redevelopment is contingent upon obtaining the necessary permits and government approvals. If we are not successful in obtaining the necessary approvals, we may not be able to develop the additional 1,100,000 square feet, or we may not be able to develop the additional square feet with the features we anticipate. To help finance this redevelopment we expect to receive a portion of the redevelopment costs from government financing. If we do not receive these funds, or we receive amounts less than anticipated, we may be required to fund these amounts or seek additional financing sources that may not be available at the time of the planned redevelopment.

An Economic Decline in One or More of Our Primary Markets May Adversely Affect Our Results of Operations and Cash Flows

Our core markets include the New York City/ Philadelphia metropolitan area, Denver, Boston, the Greater Washington D.C./Baltimore metropolitan area, Chicago and the state of California. We also have a concentration of real estate assets in Cleveland, Ohio. A downturn in any of these markets may impair or continue to impair:

•	The ability of our tenants to make lease payments;

•	Our ability to successfully market new developments to prospective purchasers and tenants;

•	Our rental and lease rates;

•	Hotel occupancy and room rates;

•	Land sales; and

•	Occupancy rates for commercial and residential properties.

Adverse economic conditions may negatively impact our results of operations and cash flows. In addition, local real estate market conditions have been, and may continue to be, significantly impacted by one or more of the following events:

•	Business layoffs and downsizing;

•	Industry slowdowns;

•	Relocations or closings of businesses;

•	Changing demographics; and

•	Any oversupply of or reduced demand for real estate.

In the Cleveland market, we have a concentration of significant office space with significant office vacancies due to weak market conditions. This situation has directly impacted us since we had a relatively low number of long-term office space leases in place and have had to significantly lower rental rates to attract and retain tenants. Unless this situation improves, our rate of return may be lower than expected. We may also have trouble refinancing our Cleveland office space or our lenders may require significant principal reductions.

Vacancies in Our Properties May Adversely Affect Our Results of Operations and Cash Flows

Our results of operations and cash flows may be adversely affected if we are unable to continue leasing a significant portion of our commercial and residential real estate portfolio. We depend on commercial and residential tenants in order to collect rents and other charges. Our ability to sustain our current and historical occupancy levels depends on many factors that are discussed elsewhere in this section. For example, as discussed above, we have experienced decreased occupancy levels in our commercial office properties in our Cleveland market. Our failure to successfully lease our property on favorable terms would adversely affect our results of operations and cash flows.

A Downturn in the Housing Market May Adversely Affect Our Results of Operations and Cash Flows

Our results of operations and cash flows may be adversely affected if we are unable to continue selling our land held for sale. We depend on sales to homebuilders and condominium buyers. Our ability to sustain our current and historical sales levels depends in part on the strength of the housing market. Our failure to successfully sell our land held for sale on favorable terms would adversely affect our results of operations and cash flows.

Our Properties and Businesses Face Significant Competition

The real estate industry is highly competitive in many of the markets in which we operate. Competition could over-saturate any market, as a result of which we may not have sufficient cash to meet the debt service requirements on certain of our properties. Although we may attempt to negotiate a restructuring with the mortgagee, we may not be successful, which could cause a property to be transferred to the mortgagee.

There are numerous other developers, managers and owners of commercial and residential real estate and undeveloped land that compete with us nationally, regionally and/or locally, some of whom have greater financial resources than us. They compete with us for management and leasing opportunities, land for development, properties for acquisition and disposition, and for anchor department stores and tenants for properties. We may not be able to successfully compete in these areas.

Tenants at our retail properties face continual competition in attracting customers from retailers at other shopping centers, catalogue companies, online merchants, warehouse stores, large discounters, outlet malls, wholesale clubs, direct mail and telemarketers. Our competitors and those of our tenants could have a material adverse effect on our ability to lease space in our properties and on the rents we can charge or the concessions we can grant. This in turn could materially and adversely affect our results of operations and cash flows, and could affect the realizable value of our assets upon sale.

We May Be Unable to Sell Properties to Avoid Losses or to Reposition Our Portfolio

Because real estate investments are relatively illiquid, we may be unable to dispose of underperforming properties and may be unable to reposition our portfolio in response to changes in regional or local real estate markets. As a result, we may incur operating losses from some of our properties and may have to write down the value of some properties due to impairment.

Our Results of Operations and Cash Flows May Be Adversely Affected by Tenant Defaults or the Closing or Bankruptcy of Non-Tenant Anchors

Our results of operations and cash flows may be adversely affected if a significant number of our tenants are unable to meet their obligations or do not renew their leases, or if we are unable to lease a significant amount of space on economically favorable terms. In the event of a default by a tenant, we may experience delays in payments and incur substantial costs in recovering our losses. Our ability to collect rents and other charges will be even more difficult if the tenant is bankrupt or insolvent. Our tenants have from time to time filed for bankruptcy or been involved in insolvency proceedings and others may in the future, which could make it more difficult to enforce our rights as lessor and protect our investment.

Based on tenants with net base rent of greater than 2% of total net base rent as of October 31, 2006, our five largest office tenants by leased square feet were the City of New York, Millennium Pharmaceuticals Inc., the U.S. Government, Morgan Stanley & Co. and Securities Industry Automation Corp. Based on tenants with net base rent of greater than 1% of total net base rent as of October 31, 2006, our five largest retail tenants by leased square feet were AMC Entertainment Inc., Regal Entertainment Group, The Gap, The Home Depot and TJX Companies.

Current bankruptcies of some of our tenants and the potential bankruptcies of other tenants in the future could make it difficult for us to enforce our rights as lessor and protect our investment. With respect to our retail centers, we also could be adversely affected if one or more non-tenant anchors were to close or enter into bankruptcy. Although non-tenant anchors generally do not pay us rent, they typically contribute towards common area maintenance and other expenses. The loss of these revenues could adversely affect our results of operations and cash flows. Further, the temporary or permanent loss of an anchor likely would reduce customer traffic in the retail center, which could reduce the percentage of rent paid by retail center tenants or cause retail center tenants to close or to enter into bankruptcy. Rents obtained from other tenants may be adversely impacted. One or more of these factors could cause the retail center to fail to meet its debt service requirements.

We May Be Negatively Impacted by Department Store Consolidations

Department store consolidations may result in the closure of existing department stores. With respect to existing department stores, we may be unable to re-lease this area or to re-lease it on comparable terms. Additionally, department store closures could result in decreased customer traffic, which could lead to decreased sales at other stores. Rents obtained from other tenants may also be adversely impacted. Consolidations may also negatively affect current and future development and redevelopment projects.

Terrorist Attacks and Other Armed Conflicts May Adversely Affect Our Business

We have significant investments in large metropolitan areas, including New York City/Philadelphia, Boston, Washington D.C./Baltimore, Denver, Chicago, Los Angeles and San Francisco, which face a heightened risk related to terrorism. Some tenants in these areas may choose to relocate their business to less populated, lower-profile areas of the United States of America that are not as likely to be targets of terrorist activity. This could result in a decrease in the demand for space in these areas, which could increase vacancies in our properties and force us to lease our properties on less favorable terms. In addition, properties in our real estate portfolio could be directly impacted by future terrorist attacks which could cause the value of our property and the level of our revenues to significantly decline.

Future terrorist activity, related armed conflicts or prolonged or increased tensions in the Middle East could cause consumer confidence and spending to decrease and adversely affect mall traffic. Additionally, future terrorist attacks could increase volatility in the U.S. and worldwide financial markets. Any of these occurrences could have a significant impact on our revenues, costs and operating results.

We Have Limited Experience Participating in the Operation and Management of a Professional Basketball Team, and Future Losses Are Expected for the Nets

On August 16, 2004, we purchased a legal ownership interest in the Nets. This interest is reported on the equity method of accounting as a separate segment. The purchase of the interest in the Nets is the first step in our efforts to pursue development projects at Brooklyn Atlantic Yards, which are expected to include a new entertainment arena complex and adjacent developments combining housing, offices, shops and public open space. The relocation of the Nets is, among other items, subject to approval by the NBA commissioner and the owners of the other franchises, and we cannot assure you we will receive these approvals on a timely basis or at all. If we are unable to relocate the Nets to Brooklyn, we may be unable to achieve our projected returns on the related development projects, which could result in a delay in the return of, termination of, or losses on our investment. The Nets are currently operating at a loss and are projected to continue to operate at a loss at least as long as they remain in New Jersey. Even if we are able to relocate the Nets to Brooklyn, there can be no assurance that the Nets will be profitable in the future. Losses are allocated to each member of the limited liability company that owns the Nets based on an analysis of the respective member’s claim on the net book equity assuming a liquidation at book value at the end of each accounting period without regard to unrealized appreciation (if any) in the fair value of the Nets. Therefore, losses allocated to us may exceed our legal ownership interest.

The Operation of a Professional Sports Franchise Involves Certain Risks

Our investment in the Nets is subject to a number of operational risks, including risks associated with operating conditions, competitive factors, economic conditions and industry conditions. If we are not able to successfully manage the following operational risks, we may incur additional operating losses, which are allocated to each member based on an analysis of the respective members’ claim on the net book equity assuming a liquidation at book value at the end of the accounting period without regard to unrealized appreciation (if any) in the fair value of the Nets:

•	Competition with other major league sports, college athletics and other sports-related and non sports-related entertainment;

•	Dependence on competitive success of the Nets;

•	Fluctuations in the amount of revenues from advertising, sponsorships, concessions, merchandise and parking, which are tied to the popularity and success of the Nets;

•	Uncertainties of increases in players’ salaries;

•	Dependence on talented players;

•	Risk of injuries to key players;

•	Risk of labor actions or work stoppages by the players’ union; and

•	Dependence on television and cable network, radio and other media contracts.

We Are Controlled by the Ratner, Miller and Shafran Families, Whose Interests May Differ from Those of Other Shareholders

Our authorized common stock consists of Class A common stock and Class B common stock. The economic rights of each Class of common stock are identical, but the voting rights differ. The Class A common stock, voting as a separate Class, is entitled to elect 25% of the members of our board of directors, while the Class B common stock, voting as a separate Class, is entitled to elect the remaining 75% of our board of directors. On all other matters, the Class A common stock and Class B common stock vote together as a single Class, with each share of our Class A common stock entitled to one vote per share and each share of Class B common stock entitled to ten votes per share.

At March 1, 2006, members of the Ratner, Miller and Shafran families, which include members of our current board of directors and executive officers, owned 74.8% of the Class B common stock. RMS, Limited Partnership (“RMS LP”), which owned 74.5% of the Class B common stock, is a limited partnership, comprised of interests of these families, with eight individual general partners, currently consisting of:

•	Samuel H. Miller, Treasurer of Forest City and Co-Chairman of our Board of Directors;

•	Charles A. Ratner, President and Chief Executive Officer of Forest City and a Director;

•	Ronald A. Ratner, Executive Vice President of Forest City and a Director;

•	Brian J. Ratner, Executive Vice President of Forest City and a Director;

•	Deborah Ratner Salzberg, President of Forest City Washington, Inc., a subsidiary of Forest City, and a Director;

•	Joan K. Shafran, a Director;

•	Joseph Shafran; and

•	Abraham Miller.

Joan K. Shafran is the sister of Joseph Shafran. Charles A. Ratner, James A. Ratner, Executive Vice President of Forest City and a Director, and Ronald A. Ratner are brothers. Albert B. Ratner, Co-Chairman of our Board of Directors, is the father of Brian J. Ratner and Deborah Ratner Salzberg and is first cousin to Charles A. Ratner, James A. Ratner, Ronald A. Ratner, Joan K. Shafran and Joseph Shafran. Samuel H. Miller was married to Ruth Ratner Miller (now deceased), a sister of Albert B. Ratner, and is the father of Abraham Miller. General partners holding 60% of the total voting power of RMS LP determine how to vote the Class B common stock held by RMS LP. No person may transfer his or her interest in the Class B common stock held by RMS LP without complying with various rights of first refusal.

In addition, at March 1, 2006, members of these families collectively owned 18.1% of the Class A common stock. As a result of their ownership in Forest City, these family members and RMS LP have the ability to elect a majority of our board of directors and to control the management and policies of Forest City. Generally, they may also determine, without the consent of our other shareholders, the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets and prevent or cause a change in control of Forest City.

Even if these families or RMS LP reduce their level of ownership of Class B common stock below the level necessary to maintain a majority of the voting power, specific provisions of Ohio law and our Amended Articles of Incorporation may have the effect of discouraging a third party from making a proposal to acquire us or delaying or preventing a change in control or management of Forest City without the approval of these families or RMS LP.

RMS Investment Corp. Provides Property Management and Leasing Services to Us and Is Controlled By Some of Our Affiliates

We paid approximately $343,000 and $323,000 as total compensation during the year ended January 31, 2006 and 2005, respectively, to RMS Investment Corp. for property management and leasing services. RMS Investment Corp. is controlled by members of the Ratner, Miller and Shafran families, some of whom are our directors and executive officers.

RMS Investment Corp. manages and provides leasing services to our Cleveland-area specialty retail center, Golden Gate, which has 362,000 square feet. The current rate of compensation for this management service is 4% of all rental income, plus a leasing fee of generally 3% to 4% of rental income. Management believes these fees are comparable to those other management companies would charge to non-affiliated third parties. Additionally, RMS Investment Corp. managed and provided leasing services to Midtown Plaza, our other Cleveland-area retail center, under the same compensation structure until its sale on June 9, 2006.

Our Directors and Executive Officers May Have Interests in Competing Properties, and We Do Not Have Non-Compete Agreements with Certain of Our Directors and Executive Officers

Under our current policy, no director, officer or employee, including any member of the Ratner, Miller and Shafran families, is allowed to invest in a competing real estate opportunity without first obtaining the approval of the audit committee of our board of directors. We do not have non-compete agreements with any director, officer or employee other than Charles Ratner, James Ratner, Ronald Ratner and Bruce Ratner who entered into non-compete agreements on November 9, 2006. Upon leaving Forest City, any other director, officer or employee could compete with us. Notwithstanding our policy, we permit our principal shareholders who are officers and employees to own, alone or in conjunction with others, certain commercial, industrial and residential properties that may be developed, expanded, operated and sold independently of our business. As a result of their ownership of these properties, a conflict of interest may arise between them and Forest City, which may not be resolved in our favor. The conflict may involve the development or expansion of properties that may compete with our properties and the solicitation of tenants to lease these properties.

Our High Debt Leverage May Prevent Us from Responding to Changing Business and Economic Conditions

Our high degree of debt leverage could limit our ability to obtain additional financing or adversely affect our liquidity and financial condition. We have a relatively high ratio of debt, which consists of nonrecourse mortgage debt, a revolving credit facility and senior and subordinated debt, to total market capitalization, which was approximately 52.2% and 60.3% at October 31, 2006 and January 31, 2006, respectively, based on our long-term debt outstanding at that date and the market value of our outstanding Class A common stock and Class B common stock. Our high leverage may adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes and may make us more vulnerable to a downturn in the economy.

Nonrecourse mortgage debt is collateralized by completed rental properties, projects under development and undeveloped land. We do not expect to repay a substantial amount of the principal of our outstanding debt prior to maturity or to have available funds from operations sufficient to repay this debt at maturity. As a result, it will be necessary for us to refinance our debt through new debt financings or through equity offerings. If interest rates are higher at the time of refinancing, our interest expense would increase, which would adversely affect our results of operations and cash flows. In addition, in the event we were unable to secure refinancing on acceptable terms, we might be forced to sell properties on unfavorable terms, which could result in the recognition of losses and could adversely affect our financial position, results of operations and cash flows. If we were unable to make the required payments on any debt collateralized by a mortgage on one of our properties or to refinance that debt when it comes due, the mortgage lender could take that property through foreclosure and, as a result, we could lose income and asset value.

Of our outstanding debt of approximately $6.1 billion at October 31, 2006, approximately $263 million becomes due in fiscal 2006 and approximately $662 million becomes due in fiscal 2007. This is inclusive of credit enhanced mortgage debt we have obtained for a number of our properties. Generally, the credit enhancement, such as a letter of credit, expires prior to the term of the underlying mortgage debt and must be renewed or replaced to prevent acceleration of the underlying mortgage debt. We treat credit enhanced debt as maturing in the year the credit enhancement expires.

We cannot assure you that we will be able to refinance our debt, obtain renewals or replacement of credit enhancement devices, such as a letter of credit, or otherwise obtain funds by selling assets or by raising equity. Our inability to repay or refinance our debt when it becomes due could result in foreclosure on the properties pledged as collateral thereof.

From time to time, a nonrecourse mortgage may become past due and if we are unsuccessful in negotiating an extension or refinancing, the lender could commence foreclosure proceedings.

Our Credit Facility Covenants Could Adversely Affect Our Financial Condition

We have guaranteed the obligations of Forest City Rental Properties Corporation, or FCRPC, under the FCRPC credit agreement, dated as of March 22, 2004, as amended, among FCRPC, the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent. This guaranty imposes a number of restrictive covenants on Forest City, including a prohibition on certain consolidations and mergers and limitations on the amount of debt, guarantees and property liens that Forest City may incur. The guaranty also requires Forest City to maintain a specified minimum cash flow coverage ratio, consolidated shareholders’ equity and Earnings Before Depreciation and Taxes, or EBDT.

While we are currently in compliance, failure to comply with any of the covenants under the guaranty or failure by FCRPC to comply with any of the covenants under the FCRPC credit agreement could result in an event of default, which would trigger Forest City’s obligation to repay all amounts outstanding under the FCRPC credit agreement. Forest City’s ability and FCRPC’s ability to comply with these covenants will depend upon the future economic performance of Forest City and FCRPC. These covenants may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be desirable or advantageous to us.

Any Rise in Interest Rates Will Increase Our Interest Costs

Including the effect of protection provided by the interest rate swaps, caps and long-term contracts in place as of October 31, 2006, a 100 basis point increase in taxable interest rates (including properties accounted for under the equity method and corporate debt) would increase the annual pre-tax interest cost for the next 12 months of our variable-rate debt by approximately $2,747,000 at October 31, 2006. Although tax-exempt rates generally move in an amount that is smaller than corresponding changes in taxable interest rates, a 100 basis point increase in tax-exempt rates (including properties accounted for under the equity method and corporate debt) would increase the annual pre-tax interest cost for the next 12 months of our tax-exempt variable-rate debt by approximately $9,088,000 at October 31, 2006. The analysis above includes a portion of our taxable and tax-exempt variable-rate debt related to construction loans for which the interest expense is capitalized.

If We Are Unable to Obtain Tax-Exempt Financings, Our Interest Costs Would Rise

We regularly utilize tax-exempt financings and tax increment financings, which generally bear interest at rates below prevailing rates available through conventional taxable financing. We cannot assure you that tax-exempt bonds or similar government subsidized financing will continue to be available to us in the future, either for new development or acquisitions, or for the refinancing of outstanding debt. Our ability to obtain these financings or to refinance outstanding debt on favorable terms could significantly affect our ability to develop or acquire properties and could have a material adverse effect on our results of operations, cash flows and financial position.

Our Business Will Be Adversely Impacted Should an Uninsured Loss or a Loss in Excess of Insurance Limits Occur

We carry comprehensive general liability, special property, flood, earthquake and rental loss (and environmental insurance on certain locations) with respect to our properties within insured limits and policy specifications that we believe are customary for similar properties. There are, however, specific types of losses, including environmental loss or losses of a catastrophic nature, such as losses from wars, terrorism, hurricanes or earthquakes, for which we may not have adequate insurance coverage or, in our judgment, for which we cannot obtain insurance at a reasonable cost. In the event of an uninsured loss or a loss in excess of our insurance limits, or a failure by an insurer to meet its obligations under a policy, we could lose both our invested capital in, and anticipated profits from, the affected property and could be exposed to liabilities with respect to which we thought we had adequate insurance to cover. Any such uninsured loss could materially and adversely affect our results of operations, cash flows and financial position.

Under our current policies, which expire October 31, 2007, our properties are insured against acts of terrorism, subject to various limits, deductibles and exclusions for acts of war and terrorist acts involving biological, chemical and nuclear damage. Once this policy expires, we may not be able to obtain adequate terrorism coverage at a reasonable cost. In addition, our insurers may not be able to maintain reinsurance sufficient to cover any losses we may incur as a result of terrorist acts. As a result, our insurers’ ability to provide future insurance for any damages that we sustain as a result of a terrorist attack may be reduced.

Additionally, most of our current project mortgages require special all-risk property insurance, and we cannot assure you that we will be able to obtain policies that will satisfy lender requirements.

We are self-insured as to the first $500,000 of liability coverage and self-insured on the first $250,000 of property damage per occurrence. We believe our wholly-owned captive insurance company, licensed and regulated by the state of Arizona, is adequately funded to cover the per occurrence limits for liability coverage and property damage subject to certain aggregate limits as defined in the respective policies. While we believe that our self-insurance reserves are adequate, we cannot assure you that we will not incur losses that exceed these self-insurance reserves.

We May Be Adversely Impacted by Environmental Matters

We are subject to various foreign, federal, state and local environmental protection and health and safety laws and regulations governing, among other things: the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of our employees. In some instances, federal, state and local laws require abatement or removal of specific hazardous materials such as asbestos-containing materials or lead based paint, in the event of demolition, renovations, remodeling, damage or decay. Laws and regulations also impose specific worker protection and notification requirements and govern emissions of and exposure to hazardous or toxic substances, such as asbestos fibers in the air. We incur costs to comply with such laws and regulations, but we cannot assure you that we have been or will be at all times in complete compliance with such laws and regulations.

Under certain environmental laws, an owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances at that property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. Certain contamination is difficult to remediate fully and can lead to more costly design specifications, such as a requirement to install vapor barrier systems, or a limitation on the use of the property and could preclude development of a site at all. The presence of hazardous substances on a property could also result in personal injury, contribution or other claims by private parties. In addition, persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediation of those wastes at the disposal or treatment facility, regardless of whether that facility is owned or operated by that person.

We have invested, and will in the future, invest in properties that are or have been used for or are near properties that have had industrial purposes in the past. As a result, our properties are or may become contaminated with hazardous or toxic substances. We will incur costs to investigate and possibly to remediate those conditions, and it is possible that some contamination will remain in or under the properties even after such remediation. While we investigate these sites and work with all relevant governmental authorities to meet their standards given our intended use of the property, it is possible that there will be new information identified in the future that indicates there are additional unaddressed environmental impacts, there could be technical developments that will require new or different remedies to be undertaken in the future, and the regulatory standards imposed by governmental authorities could change in the future.

As a result of the above, the value of our properties could decrease, our income from developed properties could decrease, our projects could be delayed, we could become obligated to third parties pursuant to indemnification agreements or guarantees, our expense to remediate or maintain the properties could increase, and our ability to successfully sell, rent or finance our properties could be adversely affected by environmental matters in a manner that could have a material adverse effect on our financial position, cash flows or results of operation.

While we maintain insurance for certain environmental matters, we cannot assure that we will not incur losses related to environmental matters, including losses that may materially exceed any available insurance. See “Our Business Will Be Adversely Impacted Should an Uninsured Loss or a Loss in Excess of Insurance Limits Occur.”

We Face Potential Liability from Residential Properties Accounted For on the Equity Method and Other Partnership Risks

As part of our financing strategy, we have financed several real estate projects through limited partnerships with investment partners. The investment partner, typically a large, sophisticated institution or corporate investor, invests cash in exchange for a limited partnership interest and special allocations of expenses and the majority of tax losses and credits associated with the project. These partnerships typically require us to indemnify, on an after-tax or “grossed up” basis, the investment partner against the failure to receive or the loss of allocated tax credits and tax losses. Due to the economic structure and related economic substance, we have consolidated each of these properties in our consolidated financial statements.

We believe that all the necessary requirements for qualification for such tax credits have been and will be met and that our investment partners will be able to receive expense allocations associated with these properties.

However, we cannot assure you that this will, in fact, be the case or that we will not be required to indemnify our investment partners on an after-tax basis for these amounts. Any indemnification payment could have a material adverse effect on our results of operations and cash flows. In addition to partnerships, we also use limited liability companies, or LLCs, to finance some of our projects with third party lenders. Acting through our wholly-owned subsidiaries, we typically are a general partner or managing member in these partnerships or LLCs. There are, however, instances in which we do not control or even participate in management or day-to-day operations.

The use of a structure where we do not control the management of the entity involves special risks associated with the possibility that:

•	Another partner or member may have interests or goals that are inconsistent with ours;

•	A general partner or managing member may take actions contrary to our instructions, requests, policies or objectives with respect to our real estate investments; or

•	A partner or a member could experience financial difficulties that prevent it from fulfilling its financial or other responsibilities to the project or its lender or the other partners or members.

To the extent we are a general partner, we may be exposed to unlimited liability, which may exceed our investment or equity in the partnership. If one of our subsidiaries is a general partner of a particular partnership it may be exposed to the same kind of unlimited liability.

Failure to Continue to Maintain Effective Internal Controls in Accordance with Section 404 of the Sarbanes-Oxley Act of 2002 Could Have a Material Adverse Effect on Our Ability to Ensure Timely and Reliable Financial Reporting

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires our management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting. We will continue our ongoing process of testing and evaluating the effectiveness of, and remediating any issues identified related to, our internal control over financial reporting. We also will strive to continue to improve our processes to improve efficiency of our financial reporting process. The process of documenting, testing and evaluating our internal control over financial reporting is complex and time consuming. Due to this complexity and the time-consuming nature of the process and because currently unforeseen events or circumstances beyond our control could arise, we cannot assure you that we ultimately will be able to continue to comply fully in subsequent fiscal periods with Section 404 in our Annual Report on Form 10-K. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, which could adversely affect public confidence in our ability to record, process, summarize and report financial data to ensure timely and reliable external financial reporting.

Compliance or Failure to Comply with the Americans with Disabilities Act and Other Similar Laws Could Result in Substantial Costs

The Americans with Disabilities Act generally requires that public buildings, including office buildings and hotels, be made accessible to disabled persons. In the event that we are not in compliance with the Americans with Disabilities Act, the federal government could fine us or private parties could be awarded damages against us. If we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our results of operations and cash flows.

We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, existing requirements may change and compliance with future requirements may require significant unanticipated expenditures that could adversely affect our cash flows and results of operations.

Risks Relating to the Notes

We May Incur Substantially More Debt or Take Other Actions that May Affect Our Ability to Satisfy Our Obligations under the Notes

We will not be restricted under the terms of the notes or the indenture from incurring additional indebtedness, including secured debt. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due, and require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of cash flow to fund our operations, working capital and capital expenditures. In addition, we are not restricted from repurchasing our capital stock by the terms of the notes.

We May Not Have the Ability to Repurchase the Notes in Cash upon the Occurrence of a Designated Event, or to Pay Cash upon Any Put of the Notes by Holders, as Required by the Indenture Governing the Notes

Holders of the notes will have the right to require us to repurchase the notes upon the occurrence of a designated event as described under “Description of Notes.” We may not have sufficient funds to repurchase the notes in cash or to make the required repayment at such time or have the ability to arrange necessary financing on acceptable terms. In addition, upon any put of the notes by holders, we will be required to make payments to the holders of the notes in cash (or, following our exercise of the net share settlement option, cash and shares of our Class A common stock, if any) based on the put value rate of those notes as described under “Description of Notes.” Such cash payments could be significant, and we may not have sufficient funds to make them at such time.

A designated event may also constitute an event of default or prepayment under, or result in the acceleration of the maturity of, our then-existing indebtedness. Our ability to repurchase the notes in cash or make any other required payments may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the notes or pay cash in respect of any put of the notes by holders when required would result in an event of default with respect to the notes.

Some Significant Restructuring Transactions May Not Constitute a Designated Event, in which Case We Would Not Be Obligated to Offer to Repurchase the Notes

Upon the occurrence of a designated event, you will have the right to require us to repurchase the notes. However, the designated event provisions will not afford protection to holders of notes in the event of certain transactions. For example, any leveraged recapitalization, refinancing, restructuring, or acquisition initiated by us will generally not constitute a designated event requiring us to repurchase the notes. In the event of any such transaction, holders of the notes will not have the right to require us to repurchase the notes, even though any of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

Restrictions on the Ability to Put the Notes Could Result in Your Receiving Less than the Value of Our Class A Common Stock into which a Note Would Otherwise be Puttable

The notes are puttable for cash (or, following our exercise of the net share settlement option, cash and shares of our Class A common stock, if any) only if specified conditions are met. If the relevant conditions for putting the notes are not met, you will not be able to put your notes, and you may not be able to receive the value of the cash (or, following our exercise of the net share settlement option, cash and shares of our Class A common stock, if any) that you would otherwise receive upon your put of the notes.

Upon Any Put of the Notes by Holders, We Will Pay Cash (or, Following Our Exercise of the Net Share Settlement Option, Cash and Shares of Our Class A Common Stock, if any) Based upon a Specified Observation Period, and You May Receive Less Proceeds Than Expected

Unless we exercise our net share settlement option as described below, we will pay for each $1,000 principal amount of notes being put to us by delivering cash equal to the put value of a note based on the sum of the daily put values for each of the 30 trading days during the related observation period. If we have exercised the net share settlement option with respect to any notes put to us, we will pay, for each $1,000 principal amount of such notes, cash equal to the lesser of the principal amount and such put value and shares of our common stock, if any, equal to the value in excess of the principal of such note, if any, based on such put value.

Accordingly, upon any put of a note by holders, such holders might not receive any shares of our Class A common stock, or they might receive fewer shares of our Class A common stock relative to the put value of the note as of the put exercise date. In addition, upon any put of the notes by holders, such holders may receive less proceeds than expected because the value of our Class A common stock may decline (or not appreciate as much as expected) between the put exercise date and the day the settlement amount of such notes is determined.

Upon any put of the notes by holders, our failure to pay cash (or, following our exercise of the net share settlement option, cash and shares of our Class A common stock, if any) in accordance with the provisions of the indenture would constitute a default under the indenture. In addition, a default under the indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.

The Put Value Rate of the Notes May Not Be Adjusted for All Dilutive Events

The put value rate of the notes will be subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our capital stock, the issuance of certain rights or warrants, subdivisions, combinations or distributions of capital stock, indebtedness or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of Notes.” However, the put value rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of capital stock or convertible or exchangeable securities for cash or other assets with an equivalent fair market value, which may adversely affect the trading price of the notes or our Class A common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the put value rate.

The Adjustment to the Put Value Rate for Notes Put in Connection with a Fundamental Change May Not Adequately Compensate You for Any Lost Value of Your Notes as a Result of Such Transaction

If a fundamental change occurs, under certain circumstances we will increase the put value rate by a number of additional shares of our Class A common stock for notes put in connection with such fundamental change. The increase in the put value rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our Class A common stock in such transaction, as described below under “Description of Notes — Adjustment to Put Value in Connection with Put Exercise upon Fundamental Change.” The adjustment to the put value rate for the notes put in connection with a fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our Class A common stock in the transaction is greater than or equal to $150.00 per share or less than $53.11 (in each case, subject to adjustment), no adjustment will be made to the put value rate. In addition, in no event will the total number of shares of our Class A common stock issuable upon any put as a result of this adjustment exceed 18.8288 per $1,000 principal amount of notes, subject to adjustments in the same manner as the put value rate as set forth under “Description of Notes — Put Value Rate Adjustments.”

Our obligation to increase the put value rate in connection with any such fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The Notes May Not Have an Active Market and their Price May Be Volatile. You May Be Unable to Sell Your Notes at the Price you Desire or at All

There is no existing trading market for the notes. As a result, there can be no assurance that a liquid market will develop or be maintained for the notes, that you will be able to sell any of the notes at a particular time (if at all) or that the prices you receive if or when you sell the notes will be above their initial offering price. Although the notes sold to qualified institutional buyers are eligible for trading in The PORTAL® Market, we do not intend to list the notes on any national securities exchange. The initial purchasers have advised us that they intend to make a market in the notes after this offering is completed, but they have no obligation to do so and may cease their market-making at any time without notice. In addition, market-making will be subject to the limits imposed by the Securities Act and the Exchange Act. The liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by, among other things:

•	Changes in the overall market for debt securities;

•	Changes in our financial performance or prospects;

•	The prospects for companies in our industry generally;

•	The number of holders of the notes;

•	The interest of securities dealers in making a market for the notes; and

•	Prevailing interest rates.

The Notes May Not Be Rated or May Receive a Lower Rating Than Anticipated

We do not intend to seek a rating on the notes. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our Class A common stock could be harmed.

If You Hold Any Notes, You Will Not Be Entitled to Any Rights with respect to Our Class A Common Stock Underlying such Notes, but You Will Be Subject to All Changes Made with respect to Our Class A Common Stock

If you hold any notes, you will not be entitled to any rights with respect to our Class A common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Class A common stock) underlying such notes, but if you subsequently put your notes (and we have exercised the net share settlement option) and you receive shares of our Class A common stock, you will be subject to all changes affecting the Class A common stock. You will have rights with respect to our Class A common stock only if and when we deliver shares of our Class A common stock to you upon the put of your notes and, to a limited extent, under the put value rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our articles of incorporation or code of regulations requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of any shares of our Class A common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our Class A common stock from such amendment.

Our Stock Price Has Been Volatile Historically and May Continue to Be Volatile; the Price of Our Class A Common Stock, and therefore the Price of the Notes, May Fluctuate Significantly, which May Make it Difficult for Holders to Resell the Notes or the Shares of Our Class A Common Stock Issuable upon Any Put of the Notes by Holders when Desired or at Attractive Prices

The trading price of our Class A common stock has been and may continue to be subject to wide fluctuations. Since the year ended January 31, 2006, the sale price of our Class A common stock on the New York Stock Exchange ranged from $59.67 to $37.58 per share, and the closing sale price on January 3, 2007 was $57.73 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and new reports relating to trends in our markets or general economic conditions.

In addition, the stock market in general, and prices for companies in our industry, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Class A common stock, regardless of our operating performance. Because shares of our Class A common stock may be issued by us following the exercise of our net share settlement option, volatility or depressed prices of our Class A common stock could have a similar effect on the trading price of the notes. Holders who receive Class A common stock upon their put of the notes also will be subject to the risk of volatility and depressed prices of our Class A common stock. In addition, the existence of the notes may encourage short selling in our Class A common stock by market participants because the put of the notes could depress the price of our Class A common stock.

Sales of a Significant Number of Shares of Our Class A Common Stock or Other Capital Stock in the Public Markets, or the Perception of Such Sales, Could Depress the Market Price of the Notes

Sales of a substantial number of shares of our Class A common stock or other equity-related securities, including our Class B common stock, in the public markets could depress the market price of the notes, our Class A common stock, or both, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Class A common stock or other equity-related securities, including our Class B common stock, would have on the market price of our Class A common stock or the value of the notes. The price of our Class A common stock could be affected by possible sales of our Class A common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity which we expect to occur involving our Class A common stock. This hedging or arbitrage could, in turn, affect the market price of the notes.

The Notes Will Initially Be Held in Book-Entry Form and, therefore, You Must Rely on the Procedures and the Relevant Clearing Systems to Exercise Your Rights and Remedies

Unless and until certificated notes are issued in exchange for book-entry interests in the notes, owners of the book-entry interests will not be considered owners or holders of notes. Instead, the common depository, or its nominee, will be the sole holder of the notes. Payments of principal, interest and other amounts owing on or in respect of the notes in global form will be to made to the paying agent, which will make payments to DTC. Thereafter, such payments will be credited to DTC participants’ accounts that hold book-entry interests in the notes in global form and credited by such participants to indirect participants. Unlike holders of the notes themselves, owners of book-entry interests will not have the direct right to act upon our solicitations for consents or requests for waivers or other actions from holders of the notes. Instead, if you own a book-entry interest, you will be permitted to act only to the extent you have received appropriate proxies to do so from DTC or, if applicable, a participant. We cannot assure you that procedures implemented for the granting of such proxies will be sufficient to enable you to vote on any requested actions on a timely basis.

We May Not Be Able to Refinance the Notes if Required or if We So Desire

We may need or desire to refinance all or a portion of the notes or any other future indebtedness that we incur on or before the maturity of the notes. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

Non-U.S. Holders of 5% or More of Notes May Be Subject to a 10% U.S. Withholding Tax Upon Sale, Exchange or Redemption of Notes or Upon Exercise of Put Rights

Non-U.S. holders (as defined in “Material U.S. Federal Tax Considerations”) that hold more than 5% of the notes at any time likely would be subject to U.S. withholding tax under the Foreign Investment in Real Property Tax Act (“FIRPTA”) upon the sale, exchange, or redemption of their notes or upon their exercise of put rights. If FIRPTA were to apply, the buyer of the notes (or, in the case of redemption of a note or exercise of a put right, Forest City) would be required to withhold 10% of gross proceeds (including all consideration due upon the exercise of a put right) and pay over the amount withheld to the Internal Revenue Service. See “Material U.S. Federal Tax Considerations — Non-U.S. Holders — Sale, Exchange or Redemption of the Notes or Exercise of Put Rights.”

You May Be Subject to Tax if We Make or Fail to Make Certain Adjustments to the Put Value Rate of the Notes Even Though You Do Not Receive a Corresponding Cash Distribution

The put value rate of the notes is subject to adjustment under certain circumstances, as described under “Description of Notes — Put Value Rate Adjustments” and “Description of Notes — Adjustments to Put Value Rate in Connection with Put Exercise upon Fundamental Change.” If we make certain adjustments to the put value rate, including upon a taxable distribution to holders of our Class A common stock (or if there is not a full adjustment to the put value rate of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of our outstanding Class A common stock in our assets or earnings and profits), you may be treated as having received a deemed distribution, resulting in taxable income to you for U.S. federal income tax purposes, even though you would not receive any cash in connection with the put value rate adjustment and even though you may not exercise your put right. An increase in the put value rate upon certain fundamental changes would be treated as such a deemed distribution to holders of the notes. In addition, non-U.S. holders (as defined under “Material U.S. Federal Tax Considerations”) of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Material U.S. Federal Tax Considerations — U.S. Holders — Adjustments to Put Value Rate” and “Material U.S. Federal Tax Considerations — Non-U.S. Holders — Adjustments to Put Value Rate.”

The Put by Holders of the Notes may Dilute the Ownership Interest of Existing Shareholders, including Holders who have Previously Put Their Notes

The put of some or all of the notes and our exercise of the net share settlement option may dilute the ownership interests of existing shareholders. Although the puttable note hedge transactions are expected to reduce potential dilution upon any put by holders of the notes, the warrant transactions could have a dilutive effect on our earnings per share to the extent that the price of our Class A common stock exceeds the strike price of the warrants. Any sales in the public market of our Class A common stock that may be issued upon any such put and our exercise of the net share settlement option could adversely affect prevailing market prices of our Class A common stock. In addition, the anticipated put of the notes for shares of our Class A common stock and our exercise of the net share settlement option could depress the price of our Class A common stock.

The Puttable Note Hedge and Warrant Transactions and Related Hedging May Affect the Value of the Notes and our Class A Common Stock

In connection with the offering of the notes, we entered into a puttable note hedge transaction with one or more counterparties that included one or more of the initial purchasers or their affiliates. We also entered into a warrant transaction with one or more counterparties that included one or more of the initial purchasers or their affiliates. These transactions are expected to reduce the potential dilution upon our exercise of the net share settlement option with respect to any notes. We used approximately $17.0 million of the proceeds of this offering to pay the net cost of the puttable note hedge and the warrant transactions.

In connection with establishing their initial hedge of these transactions, such counterparties or the initial purchasers or their affiliates entered into various over-the-counter derivative transactions with respect to our Class A common stock concurrently with the pricing of the notes and may enter into or unwind various over-the-counter derivatives and/or purchase or sell our Class A common stock in secondary market transactions. These activities could have the effect of increasing or preventing a decline in the price of our Class A common stock concurrently with or following the pricing of the notes.

In addition, such counterparties or the initial purchasers or their affiliates may enter into or unwind various over-the-counter derivatives and/or sell or purchase our Class A common stock in secondary market transactions prior to the settlement of the notes (and are likely to do so during any observation period related to the put exercise prior to maturity of the notes) which could adversely impact the price of our Class A common stock and of the notes.

The effect, if any, of any of these hedge modification transactions and activities on the market price of our Class A common stock or the notes will depend in part on market conditions and cannot be ascertained at this time. Any of these purchasing activities could have the effect of increasing or preventing a decline in the value of our Class A common stock and the value of the notes, and any of these selling activities could adversely affect the value of our Class A common stock and the value of the notes and, in each case could materially affect as a result, the put value you will receive in connection with the put exercise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the notes or the shares of Class A common stock, if any, issuable upon any put of the notes. See “Selling Securityholders” for a list of the persons receiving proceeds from the sale of the notes or the underlying shares of Class A common stock.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown:

	Nine Months Ended	Year Ended January 31,
	October 31, 2006	2006	2005	2004	2003	2002

Ratio of Earnings to Fixed Charges(a)	1.03	1.22	1.38	1.40	1.68	1.81

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, less interest capitalized, less undistributed earnings of non-consolidated affiliates, plus fixed charges. Fixed charges consist of interest expenses on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor.

(a)	Included in earnings from continuing operations are non-cash charges related to depreciation and amortization. Depreciation and amortization reduce earnings from continuing operations, but do not impact our ability to cover our fixed charges.

DESCRIPTION OF NOTES

We issued notes under an indenture dated as of October 10, 2006 (the “indenture”) between us and The Bank of New York Trust Company, N.A., as trustee (the “trustee”). The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

You may request a copy of the indenture from us.

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture because it, and not this description, define your rights as a holder of the notes.

You will find certain of the definitions of capitalized terms used in this description under the heading “— Certain Definitions.” For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to Forest City Enterprises, Inc. and not to its subsidiaries.

General

The notes

•	are

•	our general unsecured obligations;

•	equal in right of payment with any other senior unsecured indebtedness of ours;

•	senior in right of payment to any future indebtedness that is contractually subordinated to the notes;

•	effectively subordinated to all of our present or future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	structurally subordinated to the claims of our subsidiaries’ creditors, including trade creditors.

•	are limited to an aggregate principal amount of $287,500,000 except as set forth below;

•	mature on October 15, 2011 (or if such day is not a scheduled trading day, the immediately following scheduled trading day), unless earlier put to us or repurchased;

•	were issued in denominations of $1,000 and integral multiples of $1,000;

•	are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form; and

•	are expected to be eligible for trading in the PORTAL Market.

As of October 31, 2006, we had:

•	$550.0 million of senior unsecured indebtedness outstanding equal in right of payment to the notes; and

•	$49.4 million of subordinated indebtedness.

In addition, our consolidated subsidiaries had liabilities (including trade and other payables but excluding intercompany indebtedness) outstanding in an amount of $6.5 billion structurally senior to the notes. The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. Our subsidiaries will not guarantee any of our obligations under the notes.

Subject to fulfillment of certain conditions and during the periods described below, the notes may be put to us initially at a put value rate of 15.0631 shares of our Class A common stock per $1,000 principal amount of notes (equivalent to a put value price of approximately $66.39 per share of our Class A common stock). The put value rate is subject to adjustment if certain events occur. We will repay the amount outstanding under all notes validly put to us in cash, based upon a daily put value calculated on a proportionate basis for each day of the relevant 30 trading-

day observation period as described below. You will not receive any separate cash payment for interest accrued and unpaid to the put exercise date except under the limited circumstances described below. We will have an option to settle the amount outstanding under the notes in cash and shares of our Class A common stock, as described under “— Net Share Settlement Option” below.

The notes were issued only in denominations of $1,000 and multiples of $1,000. We use the term “note” in this prospectus to refer to each $1,000 principal amount of notes.

We may, without the consent of the holders, reopen the notes and issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

The registered holder of a note is treated as the owner of it for all purposes.

Other than restrictions described under “— Designated Event Permits Holders to Require Us to Purchase Notes at 100% of Their Principal Amount” and “— Consolidation, Merger and Sale of Assets” below, and except for the provisions set forth under “— Put Rights — Put Value Rate Adjustments — Adjustment to Put Value Rate in Connection with Put Exercise upon Fundamental Change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders. No sinking fund is provided for the notes.

Payments on the Notes; Paying Agent and Registrar

We will pay the principal of certificated notes at the office or agency designated by us in the Borough of Manhattan, The City of New York. We have initially designated a corporate trust office of the trustee as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of $1,000,000 or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $1,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

We will pay principal of and interest on notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global notes.

Transfer and Exchange

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note that has been put to us or is required to be repurchased by us.

Interest

The notes bear interest at a rate of 3.625% per year from October 10, 2006, or from the most recent date to which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on April 15 and October 15 of each year, beginning April 15, 2007.

Interest will be paid to the person in whose name a note is registered at the close of business on March 31 or September 30, as the case may be, immediately preceding the relevant interest payment date, except for defaulted interest that will be paid in the manner provided for in the indenture. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

Put Rights

General

Upon the occurrence of any of the conditions described under the headings “— Put upon Satisfaction of Trading Price Condition,” “— Put Based on Class A Common Stock Price” and “— Put upon Specified Corporate Transactions,” holders may put to us each of their notes initially at an initial put value rate of 15.0631 shares of our Class A common stock per $1,000 principal amount of notes (equivalent to a put value price of approximately $66.39 per share of our Class A common stock) at any time prior to the close of business on the scheduled trading day immediately preceding July 15, 2011. On and after July 15, 2011, holders may put to us each of their notes at the put value rate regardless of the conditions described under the headings “— Put Upon Satisfaction of Trading Price Condition,” “— Put Based on Class A Common Stock Price” and “— Put upon Specified Corporate Transactions” until the close of business on the scheduled trading day immediately preceding the maturity date of October 15, 2011.

“Scheduled trading day” means a day that is scheduled to be a trading day on the principal U.S. national securities exchange or market on which our Class A common stock is listed or admitted for trading.

The put value rate and the equivalent put value price in effect at any given time are referred to as the “applicable put value rate” and the “applicable put value price,” respectively, and will be subject to adjustment as described below. The put value price at any given time will be computed by dividing $1,000 by the applicable put value rate at such time. A holder may put to us fewer than all of such holder’s notes so long as the notes put to us are an integral multiple of $1,000 principal amount.

Upon exercise of the put, you will not receive any separate cash payment for accrued and unpaid interest unless such exercise occurs between a regular record date and the interest payment date to which it relates. Our settlement of puts as described below under “— Payment upon Put Exercise” will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest to, but not including, the put exercise date.

As a result, accrued and unpaid interest to, but not including, the put exercise date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are put to us after 5:00 p.m., New York City time, on a record date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the exercise of the put. Notes, upon surrender for put exercise during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest payable on the notes so put to us; provided that no such payment need be made:

•	if we have specified a designated event purchase date (as defined below) that is after a record date and on or prior to the corresponding interest payment date;

•	in respect of any put exercise that occurs after the record date immediately preceding the maturity date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of put exercise with respect to such notes.

If we exercise our option to pay an amount outstanding under the notes in cash and shares of our Class A common stock, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our Class A common stock in connection therewith, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Put upon Satisfaction of Trading Price Condition

Prior to July 15, 2011, a holder may put any of its notes to us during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes for each day of the measurement period was less than 98% of the product of the last reported sale price of our Class A common stock and the put value rate for such date, subject to compliance with the procedures and conditions described below concerning the trustee’s obligation to make a trading price determination.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include any or all of the initial purchasers, but if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2.0 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the “last reported sale price” of our Class A common stock and the put value rate.

The trustee will, on our behalf, determine if the notes are puttable as a result of satisfaction of the above trading price condition and notify us; provided that the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes is less than 98% of the product of the last reported sale price of our Class A common stock and the put value rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our Class A common stock and the put value rate. If we do not, when we are obligated to, make a request to the trustee to determine the trading price of the notes, or if we make such request to the trustee and the trustee does not make such determination, then the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the “last reported sale price” of our Class A common stock and the applicable put value rate.

If the trading price condition has been met, we shall so notify the holders of the notes. If, on any trading day after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than 98% of the product of the last reported sale price of our Class A common stock and the put value rate for such date, we shall so notify the holders of notes who, as a result, will not be able to put any of their notes to us on or after the fifth business day following such trading day unless the trading price condition has been met again.

The “last reported sale price” of our Class A common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our Class A common stock is traded. If our Class A common stock is not listed for trading on a United States national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for our Class A common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our Class A common stock is not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for our Class A common stock on the relevant date from each of at least three nationally recognized independent investment banking firms, which may include any or all of the initial purchasers, selected by us for this purpose.

“Trading day” means a day during which (i) trading in our Class A common stock generally occurs and (ii) there is no market disruption event (as defined below).

“Market disruption event” means the occurrence or existence on any scheduled trading day for our Class A common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in our Class A common stock on the relevant exchange or in any options, contracts or future contracts relating to our Class A common stock on the relevant exchange, and such suspension or limitation occurs or exists during the one hour period before the closing time of the relevant exchange on such day.

Put Based on Class A Common Stock Price

Prior to maturity, a holder may put any of its notes to us during any fiscal quarter after the fiscal quarter ending January 31, 2007 (and only during such fiscal quarter), if the last reported sale price of our Class A common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the applicable put value price in effect on the last trading day of the immediately preceding fiscal quarter.

Put upon Specified Corporate Transactions

If we elect to:

•	distribute to all or substantially all holders of our Class A common stock any rights or warrants entitling them for a period expiring not more than 60 calendar days after the record date for the distribution to subscribe for or purchase shares of our Class A common stock at a price per share less than the last reported sale price of a share of our Class A common stock on the trading day immediately preceding the record date for the distribution; or

•	distribute to all or substantially all holders of our Class A common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of our Class A common stock on the trading day preceding the declaration date for such distribution, we must notify the holders of the notes at least 35 business days prior to the ex-date for such distribution. Once we have given such notice, holders may put their notes to us at any time until the earlier of (i) 5:00 p.m., New York City time, on the business day immediately prior to the ex-date or (ii) our announcement that such distribution will not take place, even if the notes are not otherwise puttable at such time, except that the holders of the notes will not have the right to put their notes to us if they participate (as a result of holding the notes, and at the same time as Class A common stock holders) in any of the transactions described above as if such holders of the notes held a number of shares of our Class A common stock equal to the applicable put value rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to put their notes. The “ex-date” means the first date on which the shares of our Class A common stock trade on the relevant exchange or in the relevant market, regular way, without the right to receive the issuance or distribution in question.

In addition, if we are party to any transaction or event that constitutes a designated event, we must notify holders of the notes at least 35 business days prior to the anticipated effective date for such transaction. Once we have given such notice, a holder may put its notes to us at any time on or after the 30th business day prior to the anticipated effective date of such transaction or event until the designated event purchase date corresponding to such designated event. In addition, if such designated event constitutes a fundamental change, a holder may be entitled to an increase in the put value rate in connection with the put exercise based on such a designated event as described below under “— Adjustment to Put Value Rate in Connection with Put Exercise upon Fundamental Change.”

You will also have the right to put your notes if we are a party to a combination, merger, binding share exchange or sale or conveyance of all or substantially all of our property and assets, in each case pursuant to which our Class A common stock would be converted into cash, securities and/or other property that does not also constitute a designated event. In such event, you will have the right to put your notes at any time beginning 30 business days prior to the date that is the anticipated effective date of such transaction and ending on the 30th business day following the effective date of such transaction. We will notify holders at least 35 business days prior to the anticipated effective date of such transaction. If the transaction also constitutes a designated event, in lieu of the put right described in this paragraph, you will have the put right described in the preceding paragraph and you will have the right to require us to purchase your notes at 100% of their principal amount as set forth below under “— Designated Event Permits Holders to Require Us to Purchase Notes at 100% of Their Principal Amount.”

Put Exercise Procedures

If you hold a beneficial interest in a global note, to exercise your put you must comply with the Depository Trust Company’s (“DTC”) procedures for an exercise of a put right in respect of a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to exercise your put you must:

•	complete and manually sign the put exercise notice on the back of the note, or a facsimile of the put exercise notice;

•	deliver the put exercise notice, which is irrevocable, and the note to the put exercise agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

The date you comply with these requirements is the “put exercise date” under the indenture.

If a holder has already delivered a purchase notice as described under “— Designated Event Permits Holders to Require Us to Purchase Notes at 100% of Their Principal Amount” with respect to a note, the holder may not put that note to us until the holder has withdrawn the notice in accordance with the indenture.

Payment upon Put Exercise

Unless we exercise our net share settlement option as described below, we will pay for each $1,000 principal amount of notes being put to us by delivering, on the third business day immediately following the last day of the related observation period, cash equal to the sum of the daily put values (as defined below) for each of the 30 VWAP trading days during the related observation period.

If we have validly elected the net share settlement with respect to any notes put to us prior to maturity, we will settle each $1,000 principal amount of such notes by delivering, on the third business day following the last day of the related observation period, cash and shares of our Class A common stock, if any, equal to the sum of the daily settlement amounts (as defined below) for each of the 30 VWAP trading days during the related observation period.

The “observation period” with respect to any note means the 30 consecutive trading-day period beginning on and including the earlier of (i) the third business day immediately following the relevant put exercise date (if such business day is also a VWAP trading day or, if not, then the next VWAP trading day) or (ii) the VWAP trading day immediately following the maturity date.

The “daily settlement amount,” for each of the 30 VWAP trading days during the observation period, shall consist of:

•	cash equal to the lesser of (i) $33.33 in the case of the first 20 VWAP trading days or $33.34 in the case of the last 10 VWAP trading days and (ii) the daily put value relating to such day; and

•	if such daily put value exceeds $33.33 in the case of the first 20 VWAP trading days or $33.34 in the case of the last 10 VWAP trading days, a number of shares equal to (A) the difference between such daily put value and $33.33 or $33.34, as applicable, divided by (B) the daily VWAP of our Class A common stock for such day (the “deliverable stock”).

The “daily put value” means, for each of the 30 consecutive VWAP trading days during the observation period, one-thirtieth (1/30) of the product of (1) the applicable put value rate and (2) the daily VWAP of our Class A common stock (or the consideration into which our Class A common stock has been converted in connection with certain corporate transactions) on such day.

The “daily VWAP” for our Class A common stock means, for each of the 30 consecutive VWAP trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page FCE/A <Equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such VWAP trading day, or, in the case of consideration into which our Class A common stock has been converted in connection with certain corporate events, the per unit volume-weighted average price as displayed by Bloomberg (or if such volume-weighted average price is unavailable, the market value of one share of our Class A common stock (or such unit of other consideration) on such VWAP trading day as our board of directors determines in good faith using a volume-weighted method).

“VWAP trading day” means a day during which (i) trading in our Class A common stock (or consideration into which our common stock has been converted in connection with certain corporate transactions) generally occurs and (ii) there is no VWAP market disruption event (as defined below).

“VWAP market disruption event” means the occurrence or existence for more than a one-half hour period in the aggregate on any scheduled trading day for our Class A common stock (or consideration into which our common stock has been converted in connection with certain corporate transactions) of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in our Class A common stock (or such unit of other consideration) on the relevant exchange or in any options, contracts or future contracts relating to our Class A common stock (or such unit of other consideration) on the relevant exchange, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

If we have validly elected net share settlement of our notes, we will deliver cash in lieu of any fractional shares of our Class A common stock issuable in connection with payment of the amounts described above (based on the last reported sale price of our Class A common stock on the last day of the applicable observation period).

Net Share Settlement Option

We will have an option, in our sole discretion, to elect net share settlement of any notes put to us prior to maturity. In order to exercise this net share settlement option, we will be required to deliver a written notice of our exercise to all the relevant holders and the put exercise agent, with a copy to the trustee, no later than the earlier of (i) 9:00 a.m. (New York City time) on the second business day following any put exercise date for the notes to which such net share settlement election relates or (ii) 9:00 a.m. (New York City time) on the maturity date.

If we provide such notice on the maturity date, we will, at the same time, issue a press release, publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

Put Value Rate Adjustments

The put value rate will be adjusted as described below, except that we will not make any adjustments to the put value rate if holders of the notes participate (as a result of holding the notes, and at the same time as Class A common stock holders) in any of the transactions described below as if such holders of the notes held a number shares of our Class A common stock equal to the applicable put value rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to put their notes.

Adjustment Events.

(1)	If we issue shares of our Class A common stock as a dividend or distribution on shares of our Class A common stock, or if we effect a share split or share combination, the put value rate will be adjusted based on the following formula:

PVR’ = PVR0	×	OS’ OS0

where,

PVR0 = the put value rate in effect immediately prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;

PVR’ = the put value rate in effect immediately after the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;

OS0 = the number of shares of our Class A common stock outstanding immediately prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be; and

OS’ = the number of shares of our Class A common stock outstanding immediately after such dividend, distribution, share split or combination, as the case may be.

(2)	If we distribute to all or substantially all holders of our Class A common stock any rights or warrants entitling them for a period expiring not more than 60 calendar days after the record date of the distribution to subscribe for or purchase shares of our Class A common stock, at a price per share less than the last reported sale price of a share of our Class A common stock on the trading day immediately preceding the record date for the distribution, the put value rate will be adjusted based on the following formula (provided that the put value rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

PVR’ = PVR0	×	OS0 + X OS0 + Y

where,

PVR0 = the put value rate in effect immediately prior to the “ex-date” for such distribution;

PVR’ = the put value rate in effect immediately after the “ex-date” for such distribution;

OS0 = the number of shares of our Class A common stock outstanding immediately prior to the “ex-date” for such distribution;

X = the total number of shares of our Class A common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of our Class A common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our Class A common stock over the ten consecutive trading-day period ending on the business day immediately preceding the “ex-date” for such distribution.

(3)	If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our Class A common stock, excluding:

•	dividends or distributions referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs described below in this paragraph (3);

then the put value rate will be adjusted based on the following formula:

PVR’ = PVR0	×	SP0 SP0−FMV

where,

PVR0 = the put value rate in effect immediately prior to the “ex-date” for such distribution;

PVR’ = the put value rate in effect immediately after the “ex-date” for such distribution;

SP0 = the average of the last reported sale prices of our Class A common stock over the ten consecutive trading-day period ending on the trading day immediately preceding the “ex-date” for such distribution; and

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our Class A common stock on the “ex-date” for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our Class A common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the put value rate in effect immediately before 5:00 p.m., New York City time, on the 10th trading day immediately following, and including, the effective date of the spin-off will be increased based on the following formula:

PVR’ = PVR0	×	FMV + MP0 MP0

where,

PVR0 = the put value rate in effect immediately prior to the tenth trading day immediately following, and including, the effective date of the spin-off;

PVR’ = the put value rate in effect immediately after the tenth trading day immediately following, and including, the effective date of the spin-off;

FMV = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our Class A common stock applicable to one share of our Class A common stock over the first ten consecutive trading-day period immediately following, and including, the effective date of the spin-off; and

MP0 = the average of the last reported sale prices of our Class A common stock over the first ten consecutive trading-day period immediately following, and including, the effective date of the spin-off.

The adjustment to the put value rate under the preceding paragraph will occur on the tenth trading day immediately following, and including, the effective date of the spin-off; provided that in respect of any put exercise within the ten trading days immediately following, and including, the effective date of any spin-off, references with respect to the spin-off to ten trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the put exercise date in determining the applicable put value rate.

(4)	If we pay any cash dividend or distribution to all or substantially all holders of our Class A common stock (excluding any quarterly cash dividend to the extent that the aggregate cash dividend per share of our Class A common stock in any quarter does not exceed $0.07 per share) ($0.07 per share being the “dividend threshold amount”; provided that the dividend threshold amount is subject to adjustment in a manner inversely proportional to adjustments to the put value rate, except that no adjustment will be made to the dividend threshold amount on account of any adjustment made to the put value rate pursuant to this clause (4); and provided further that if an adjustment is required to be made under this clause (4) as a result of a distribution that is not a quarterly dividend, the dividend threshold amount will be deemed to be zero), the put value rate will be adjusted based on the following formula:

PVR’ = PVR0	×	SP0−QD SP0−C

where,

PVR0 = the put value rate in effect immediately prior to the “ex-date” for such distribution;

PVR’ = the put value rate in effect immediately after the “ex-date” for such distribution;

SP0 = the last reported sale price of our Class A common stock on the trading day immediately preceding the “ex-date” for such distribution;

QD = the dividend threshold amount; and

C = the amount in cash per share we distribute to holders of our Class A common stock in such distribution.

(5)	If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our Class A common stock, to the extent that the cash and value of any other consideration included in the payment per share of our Class A common stock exceeds the last reported sale price of our Class A common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the put value rate will be increased based on the following formula:

PVR’ = PVR0	×	AC + (SP’ × OS’) OS0 × SP’

where,

PVR0 = the put value rate in effect on the date such tender or exchange offer expires;

PVR’ = the put value rate in effect on the day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our Class A common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS’ = the number of shares of our Class A common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and

SP’ = the last reported sale price of our Class A common stock on the trading day next succeeding the date such tender or exchange offer expires.

If the application of the foregoing formulas (other than in connection with a share combination) would result in a decrease in the put value rate, no adjustment to the put value rate will be made.

Events that Will not Result in Adjustments.  Except as stated herein, we will not adjust the put value rate for the issuance of shares of our Class A common stock or any securities convertible into or exchangeable for shares of our Class A common stock or the right to purchase shares of our Class A common stock or such convertible or exchangeable securities.

In addition, the applicable put value rate will not be adjusted:

•	upon the issuance of any shares of our Class A common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our Class A common stock under any plan;

•	upon the issuance of any shares of our Class A common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our Class A common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible securities not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of our Class A common stock; or

•	for accrued and unpaid interest.

Adjustments to the applicable put value rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the put value rate unless the adjustment would require a change of at least 1% in the put value rate. However, we will carry forward any adjustments that are less than 1% of the put value rate, take such carried-forward adjustments into account in any subsequent adjustment and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1% within one year of the first such adjustment carried forward, upon a designated event or upon maturity, unless any such adjustment has already been made. Except as described above in this section or in “— Adjustment to Put Value Rate in Connection with Put Exercise upon Fundamental Change” below, we will not adjust the put value rate.

Treatment of Reference Property.  In the event of:

•	any reclassification of our Class A common stock; or

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets,

in which holders of our outstanding Class A common stock would be entitled to receive cash, securities or other property for their shares of our Class A common stock, you will be entitled thereafter to receive in respect of your notes:

•	cash up to the aggregate principal amount thereof; and

•	upon a valid exercise of the net share settlement option by us, in lieu of the shares of our Class A common stock otherwise deliverable, the same type (in the same proportions) of consideration received by holders of our Class A common stock in the relevant events (“reference property”) or cash in lieu of the foregoing, if we have not exercised our net share settlement option.

The amount of cash or any reference property you receive will be based on the daily put values of reference property and the applicable put value rate, as described above.

For purposes of the foregoing, the type and amount of consideration that a holder of our Class A common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our Class A common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our Class A common stock that affirmatively make such an election.

Treatment of Rights.  We do not currently have a preferred stock rights plan. To the extent that we have a rights plan in effect upon our exercise of the net share settlement option, you will receive, in addition to any Class A common stock, the rights under the rights plan. If the rights have separated from the Class A common stock prior to any delivery of shares by us in respect of any put exercise, or if they have so separated but we did not exercise our net share settlement option and we are paying cash to you in respect of your put exercise, the put value rate will be adjusted at the time of separation as if we distributed to all holders of our Class A common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) under “— Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Voluntary Increases of Put Value Rate.  We are permitted, to the extent permitted by law, to increase the put value rate of the notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the put value rate to avoid or diminish income tax to holders of our Class A common stock or rights to purchase shares of our Class A common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

Tax Effect.  If we adjust the put value rate (or if there is not a full adjustment to the put value rate of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of our outstanding Class A common stock in our assets or earnings and profits), a holder may be treated as having received a deemed distribution, resulting in taxable income to the holder for U.S. federal income tax purposes, even though the holder would not receive any cash in connection with the put value rate adjustment and even though the holder may not exercise the holder’s put right. In addition, non-U.S. holders (as defined under “Material U.S. Federal Tax Considerations”) of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Material U.S. Federal Tax Considerations — U.S. Holders —

Adjustments to Put Value Rate” and “Material U.S. Federal Tax Considerations — Non-U.S. Holders — Adjustments to Put Value Rate.”

  Adjustment to Put Value Rate in Connection with Put Exercise upon Fundamental Change

If you elect to put your notes at any time on or after the 30th business day prior to the anticipated effective date of a “fundamental change” as defined below until the related designated event purchase date, the put value rate will be increased by an additional number of shares of our Class A common stock (the “additional shares”) as described below; provided, however, that no increase will be made in the case of a fundamental change if at least 90% of the consideration paid for our Class A common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in such fundamental change transaction consists of capital stock traded on a U.S. national securities exchange or approved for quotation on a United States system of automated dissemination of quotations of securities prices similar to the NASDAQ National Market prior to its designation as a national securities exchange (or will be so traded or quoted immediately following the merger or consolidation) and as a result of such transaction the notes become puttable based on the put value rate determined on the basis of shares of such capital stock.

We will notify holders of the occurrence of any such fundamental change and issue a press release no later than 35 business days prior to the anticipated effective date of such transaction. We will settle put exercises as described below under “— Settlement of Put Exercises in a Fundamental Change.”

The number of additional shares by which the put value rate will be increased will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our Class A common stock in the fundamental change. If holders of our Class A common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our Class A common stock over the five trading-day period ending on the trading day preceding the effective date of the fundamental change.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the put value rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the put value rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the put value rate as so adjusted. The number of additional shares will be adjusted in the same manner as the put value rate as set forth under “— Put Value Rate Adjustments.”

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

Effective	Stock Price
Date	$53.11	$54.00	$55.00	$57.50	$60.00	$62.50	$65.00	$70.00	$75.00	$80.00	$90.00	$100.00	$150.00

October 10, 2006	3.77	3.62	3.46	3.11	2.55	2.33	1.97	1.70	1.49	1.18	0.97	0.63	0.43
October 15, 2007	3.65	3.48	3.31	2.93	2.35	2.11	1.75	1.48	1.28	1.00	0.82	0.54	0.37
October 15, 2008	3.49	3.32	3.12	2.71	2.08	1.84	1.47	1.22	1.03	0.79	0.64	0.43	0.29
October 15, 2009	3.38	3.17	2.96	2.49	1.78	1.52	1.15	0.90	0.73	0.55	0.44	0.30	0.21
October 15, 2010	3.37	3.11	2.85	2.27	1.42	1.13	0.73	0.50	0.38	0.28	0.23	0.16	0.11
October 15, 2011	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $150.00 per share (subject to adjustment), no cash in respect of additional shares will be paid upon put exercise.

•	If the stock price is less than $53.11 per share (subject to adjustment), no cash in respect of additional shares will be paid upon put exercise.

Notwithstanding the foregoing, in no event will the total number of shares of our Class A common stock issuable upon our exercise of the net share settlement option with respect to any notes exceed 18.8288 per $1,000 principal amount of notes, subject to adjustments in the same manner as the put value rate as set forth under “— Put Value Rate Adjustments.” In addition, if you put your notes to us prior to the effective date of any fundamental change, and the fundamental change does not occur, you will not be entitled to an increased put value rate in connection with such put exercise.

Our obligation to increase the put value rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

An increase in the put value rate upon a fundamental change would be treated as a deemed distribution to holders of the notes, which in the case of non-U.S. holders may be subject to U.S. federal withholding tax. See “Material U.S. Federal Tax Considerations — Non-U.S. Holders — Adjustments to Put Value Rate.”

Settlement of Put Exercises in a Fundamental Change

As described above under “— Put Value Rate Adjustments — Treatment of Reference Property,” upon effectiveness of any fundamental change and a related put exercise, the sum of the daily put values payable with respect to the notes put to us will be determined by the reference property. If, as described above, we are required to increase the put value rate by the additional shares as a result of the fundamental change, any related put exercises will be settled as follows:

•	If the last day of the applicable observation period related to the notes put to us in connection with the fundamental change is prior to the third scheduled trading day preceding the effective date of the fundamental change, we will settle such put exercise as described under “— Payment upon Put Exercise” above by delivering the amount of cash (or, following our exercise of the net share settlement option, the amount of cash and shares of our Class A common stock, if any), based on the put value rate then in effect without regard to the number of additional shares to be added to the put value rate as described above, on the third business day immediately following the last day of the applicable observation period. In addition, as soon as practicable following the effective date of the fundamental change, we will deliver the increase in such amount of cash (or, following our exercise of the net share settlement option, the amount of cash and reference property deliverable in lieu of shares of our Class A common stock, if any), as if the put value rate had been increased by such number of additional shares during the related observation period (and based upon the related daily VWAP prices during such observation period). If such increased amount results in an increase to the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased settlement amount results in an increase to the number of shares of our Class A common stock, as a result of us having elected the net share settlement with respect to such notes, we will deliver such increase by delivering reference property based on such increased number of shares.

•	If the last day of the applicable observation period related to notes put to us in connection with the fundamental change is on or following the third scheduled trading day preceding the effective date of the fundamental change, we will settle such put exercise as described under “— Payment upon Put Exercise” above (based on the put value rate as increased by the additional shares described above) on the later to occur of (1) the effective date of the fundamental change and (2) third business day immediately following the last day of the applicable observation period.

Designated Event Permits Holders to Require Us to Purchase Notes at 100% of Their Principal Amount

If a designated event (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase any or all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date (the “designated event purchase date”) of our choosing that is not less than 20 nor more than 35 days after the date of our notice of the designated event. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest to but excluding the designated event purchase date (unless the designated event purchase date is between a regular record date and the interest payment date to which it relates, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date) (the “designated event purchase price”). Any notes purchased by us will be paid for in cash.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “termination of trading” will be deemed to have occurred if our Class A common stock is neither listed for trading on a U.S. national securities exchange nor approved for quotation on a United States system of automated dissemination of quotations of securities prices similar to the NASDAQ National Market prior to its designation as a national securities exchange.

A “fundamental change” will be deemed to have occurred if any of the following occurs:

(1) (i) any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act (other than the members of the Ratner, Miller or Shafran families who are general partners of RMS LP (the “family interests”) and/or RMS LP), acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of (A) shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors or (B) 50% or more of the voting interest in RMS LP, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans or (ii) an aggregate beneficial ownership of more than 30% of our Class A common stock then outstanding by the family interests and/or RMS LP other than upon the conversion of shares of Class B common stock into shares of Class A common stock; or

(2) we merge or consolidate with or into any other person (other than a subsidiary), another person merges with or into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

•	that does not result in a reclassification, conversion, exchange or cancellation of our outstanding Class A common stock;

•	pursuant to which the holders of our Class A common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction; or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our Class A common stock solely into shares of our Class A common stock of the surviving corporation.

However, notwithstanding the foregoing, holders of notes will not have the right to require us to purchase any notes under clauses (1) or (2) above, and we will not be required to deliver the notice of the occurrence of the designated event and the resulting purchase right incidental thereto, if at least 90% of the consideration paid for our Class A common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in such fundamental change transaction consists of capital stock traded on a U.S. national securities exchange or approved for quotation on a United States system of automated dissemination of quotations of securities prices similar to the NASDAQ National Market prior to its designation as a national securities exchange (or will be so traded or quoted immediately following the merger or consolidation) and as a result of such transaction the notes become puttable based on the put value rate determined on the basis of shares of such capital stock.

For purposes of these provisions whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act.

On or before the 10th day after the occurrence of a designated event, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the designated event and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a designated event and whether such designated event also constitutes a fundamental change;

•	the date of the designated event;

•	the last date on which a holder may exercise the repurchase right;

•	the designated event purchase price;

•	the designated event purchase date;

•	the name and address of the paying agent and the put exercise agent, if applicable;

•	the applicable put value rate and any adjustments to the applicable put value rate;

•	that the holder may put to us notes with respect to which a designated event purchase notice has been previously delivered to us by a holder only if the holder withdraws the designated event purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will issue a press release containing this information, publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver, on or before the business day prior to the designated event purchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form titled “Form of Designated Event Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the designated event purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes on the designated event purchase date. You will receive payment of the designated event purchase price promptly following the later of the designated event purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the designated event purchase price of the notes on the business day following the designated event purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the designated event purchase price and previously accrued and unpaid interest upon delivery or transfer of the notes).

The purchase rights of the holders could discourage a potential acquirer of us. The designated event purchase price feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term designated event is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a designated event may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If a designated event were to occur, we may not have enough funds to pay the designated event purchase price. See “Risk Factors” under the caption “We May Not Have the Ability to Repurchase the Notes in Cash upon the Occurrence of a Designated Event, or to Pay Cash upon Any Put of the Notes by Holders, as Required by the Indenture Governing the Notes.” If we fail to purchase the notes when required following a designated event, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Certain of our debt agreements may limit our ability to purchase notes.

No notes may be purchased at the option of holders upon a designated event if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Consolidation, Merger and Sale of Assets

The indenture provides that the Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, another person, unless (i) the resulting, surviving or transferee person (if not the Company) is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such entity (if not the Company) expressly assumes by supplemental indenture all the obligations of the Company under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no Default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, the Company under the indenture.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a designated event (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of Default

Each of the following is an Event of Default:

(1) default in any payment of interest on any note when due and payable and the default continues for a period of 30 days;

(2) default in the payment of principal of or any other amount under any note when due and payable at its stated maturity, upon put exercise, upon required repurchase, upon declaration of acceleration or otherwise;

(3) failure by the Company to comply with its obligation to deliver cash or a combination of cash and Class A common stock, as applicable upon exercise of the Company’s net share settlement option;

(4) failure by the Company to comply with its obligations described under “— Consolidation, Merger and Sale of Assets;”

(5) failure by the Company to comply with its notice obligations described under “— Put upon Specified Corporate Transactions;”

(6) failure by the Company for 60 days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of its other agreements contained in the notes or indenture;

(7) a default or defaults under any bond, debenture, note or other evidence of indebtedness (other than non-recourse debt) by the Company or any majority owned subsidiary of the Company or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any debt for money borrowed (other than non-recourse debt) of the Company or any such subsidiary with a principal amount then outstanding in excess of $10 million, whether such debt now exists or shall hereafter be created, which default or defaults shall constitute a failure to pay any portion of the principal of such debt when due and payable after the expiration of any applicable grace period with respect thereto and shall have resulted in such debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or constitutes the failure to pay any portion of the principal of such debt when due and payable at maturity or by acceleration;

(8) a default or defaults under any bond, debenture, note or other evidence of non-recourse debt by the Company or any majority owned subsidiary of the Company or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any non-recourse debt of the Company or any such subsidiary with a principal amount then outstanding in excess of 20% of the aggregate principal or similar amount of all the outstanding non-recourse debt of the Company and its subsidiaries, whether such non-recourse debt now exists or shall hereafter be created, which default or defaults shall constitute a failure to pay any portion of the principal of such non-recourse debt when due and payable after the expiration of any applicable grace period with respect thereto or shall have resulted in such non-recourse debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

(9) certain events of bankruptcy, insolvency, or reorganization of the Company or any of its significant subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Commission as in effect on the original date of issuance of the notes) (the “bankruptcy provisions”).

If an Event of Default occurs and is continuing, the trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding notes by notice to the Company and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. However, upon an Event of Default arising out of the bankruptcy provisions (except with respect to any significant subsidiary), the aggregate principal amount and accrued and unpaid interest will be due and payable immediately.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest or failure to deliver amounts due upon put exercise) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest or other amounts when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an Event of Default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a Default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on or other amounts due under any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Company is required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Optional Redemption by the Company

The notes may not be redeemed prior to maturity.

Modification and Amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the rate, or extend the stated time for payment, of interest on any note;

(3) reduce the principal, or extend the stated maturity, of any note;

(4) make any change that adversely affects the put rights of any notes;

(5) reduce the designated event purchase price of any note or amend or modify in any manner adverse to the holders of notes the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) change the place or currency of payment of principal or interest or other amount payable in respect of any note;

(7) impair the right of any holder to receive payment of principal of and interest on or other amount payable under such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(8) adversely affect the ranking of our notes as our senior unsubordinated indebtedness; or

(9) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Without the consent of any holder, the Company and the trustee may amend the indenture to:

(1) cure any ambiguity, omission, defect or inconsistency; provided that such amendment does not adversely affect the rights of any holder;

(2) provide for the assumption by a successor corporation of the obligations of the Company under the indenture;

(3) add guarantees with respect to the notes;

(4) secure the notes;

(5) add to the covenants of the Company for the benefit of the holders or surrender any right or power conferred upon the Company;

(6) make any change that does not adversely affect the rights of any holder; provided that any amendment to conform the terms of the notes to the description contained herein shall not be deemed to be adverse to any holder; or

(7) comply with any requirement of the Commission in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, the Company is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any designated event purchase date, or upon put exercise or otherwise, cash and shares of our Class A common stock, if applicable, sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our Class A common stock, accrued interest payable on the notes and the put value rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the put exercise agent, and each of the trustee and the put exercise agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

The Bank of New York Trust Company, N.A. is the trustee, security registrar, paying agent and put exercise agent.

Form, Denomination and Registration

The notes were issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and multiples of $1,000.

Global Note, Book-Entry Form

Notes are evidenced by one or more global notes. We deposited the global note or notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, whom we refer to as participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or some banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, who we refer to as indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest on or the designated event purchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or designated event purchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts upon receipt of funds on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor put exercise agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes. In addition, the owner of a beneficial interest in a global note will be entitled to receive a note in certificated form in exchange for such interest if an event of default has occurred and is continuing.

Information Concerning the Trustee; Reports by the Company

We have appointed The Bank of New York Trust Company, N.A., a national banking association, the trustee under the indenture, as paying agent, put exercise agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in some cases or to realize on some property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

In the indenture, we have agreed to file with the trustee and transmit to holders of the notes such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the time and in the manner required by such Act.

Governing Law

The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

This section describes the general terms and provisions of the shares of our Class A common stock that we may issue upon a put of the notes described in this prospectus and the general terms and conditions of the shares of our Class B common stock. The description set forth below of our Class A common stock and Class B common stock is not complete and is subject to our Amended Articles of Incorporation. You should refer to our Amended Articles of Incorporation for specific information about our Class A common stock and Class B common stock.

Our Amended Articles of Incorporation authorize the issuance of 271,000,000 shares of our Class A common stock, of which, at December 29, 2006, 76,932,363 shares were issued, 64,949 shares were held in treasury and 76,867,414 shares were outstanding and were held of record by 781 shareholders, and 56,000,000 shares of our Class B common stock, convertible on a share-for-share basis into Class A common stock, of which, at December 29, 2006, 25,281,710 shares were issued, 0 shares were held in treasury and 25,281,710 shares were outstanding and were held of record by 499 shareholders.

General

Except as described below, the shares of our Class A common stock and the shares of our Class B common stock are in all respects identical. The holders of our Class A common stock and Class B common stock are entitled to participate in any dividend, reclassification, merger, consolidation, reorganization, recapitalization, liquidation, dissolution or winding up of the affairs of the Company, share-for-share, without priority or other distinction between classes.

Both the Class A and Class B common stock are listed on the New York Stock Exchange. As of December 29, 2006, Class A common stock accounted for approximately 75.3% of the total number of shares of common stock outstanding.

Dividends

Our board of directors is not required to declare a regular cash dividend in any fiscal year. The Class A common stock and Class B common stock will participate equally on a share-for-share basis in any and all cash and non-cash dividends paid, other than as described below. No cash dividend can be paid on a class of common stock until provision is made for payment of a dividend of at least an equal amount on a share-for-share basis on the other class of common stock. If our board of directors determines to declare any stock dividend with respect to either class of common stock, it must at the same time declare a proportionate stock dividend with respect to the other class of common stock. If the shares of either class of common stock are combined or subdivided, the shares of the other class of common stock must be combined or subdivided in an equivalent manner. In the discretion of our board of directors, dividends payable in Class A common stock may be paid with respect to shares of either class of common stock, but dividends payable in Class B common stock may be paid only with respect to shares of our Class B common stock.

Voting Rights

The holders of the Class A common stock, voting as a separate class, are entitled to elect 25% of the directors rounded up to the nearest whole number. All other directors are elected by the holders of the Class B common stock voting as a separate class. Cumulative voting for the election of directors is provided by Ohio law if notice in writing is given by any shareholder to the president, a vice president or the secretary not less than 48 hours before the time fixed for the holding of the meeting that the shareholder desires cumulative voting with respect to the election of directors by a class of shareholders to which he belongs, and if an announcement of the giving of the notice is made upon the convening of the meeting by the chairman or secretary or by or on behalf of the shareholder giving the notice, each holder of shares of that class will have the right to accumulate the voting power that he possesses at the election with respect to shares of that class. If this occurs, each holder of shares of our Class A common stock or Class B common stock, as the case may be, will have as many votes as equal the number of shares of that class of common stock owned by it multiplied by the number of directors to be elected by the holders of that class of common stock. These votes may be distributed among the total number of directors to be elected by the holders of that class of common stock or distributed among any lesser number, in the proportion as the holder may desire.

In the event that the number of outstanding shares of our Class A common stock is, as of the record date for any shareholder meeting at which directors will be elected, less than 10% of the combined outstanding shares of our Class A and Class B common stock, then the holders of our Class A common stock will not have the right to elect 25% of the directors. If this occurs, the holders of our Class A common stock and the holders of our Class B common stock would vote together as a single class in the election of all directors, with each Class A share having one vote and each Class B share having ten votes.

Further, in the event that the number of outstanding shares of our Class B common stock as of the above-mentioned record date is less than 500,000 shares, the holders of our Class B common stock will lose their rights to elect 75% of the directors. If this occurs, the holders of our Class A common stock would continue to vote as a separate class to elect 25% of the directors rounded up to the nearest whole number, and the holders of our Class A and Class B common stock would vote together as a single class in the election of the remaining directors, with each Class A share having one vote and each Class B share having ten votes.

The holders of our Class A common stock and the holders of our Class B common stock are entitled to vote as separate classes:

•	for the election of directors (subject to the exceptions described above);

•	to amend our Amended Articles of Incorporation or our Code of Regulations or approve a merger or consolidation of us with or into another corporation if the amendment, merger or consolidation would adversely affect the rights of the particular class; and

•	on all matters as to which class voting may be required by applicable Ohio law.

The holders of the Class A common stock vote together with the holders of the Class B common stock as a single class on all matters which are submitted to shareholder vote, except as discussed above. When all holders of our shares vote as a single class, each Class A share has one vote and each Class B share has ten votes.

Conversion

Holders of shares of our Class B common stock are entitled to convert, at any time and at their election, each share of Class B common stock into one share of our Class A common stock. Shares of Class A common stock are not convertible.

Other Terms

Our shareholders have no preemptive or other rights to subscribe for additional shares of our voting securities, except for the conversion rights of Class B common stock described above, the put rights of the holders of the notes offered by this prospectus, and conversion rights that may be granted to holders of subordinated debt securities and preferred stock, if any. Upon any liquidation, dissolution or winding up of Forest City, the assets legally available for distribution to holders of all classes of common stock are distributable ratably among the holders of the shares of all classes of common stock outstanding at the time. No class of common stock is subject to redemption.

Transfer Agent

National City Bank, Cleveland, Ohio, currently serves as transfer agent for our common stock.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following summary describes certain material United States federal income tax statutory and regulatory provisions that may pertain to the purchase, ownership and disposition of the notes and of our Class A common stock, if any, which may be issued following our exercise of the net share settlement option. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (final and temporary), rulings and decisions now in effect, all of which are subject to change (either retroactively or prospectively and including changes in effective dates) or possible differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary deals only with initial purchasers who purchase notes at the “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money and hold notes and Class A common stock (if any) as capital assets. This summary does not purport to deal with persons in special tax situations, such as:

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	dealers in securities or currencies;

•	persons holding notes or our Class A common stock as a hedge against currency risks or as a position in a “straddle” or conversion transaction for tax purposes;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax; or

•	U.S. holders (as defined below) whose functional currency is not the United States dollar.

This summary does not deal with notes other than notes in registered form. We have not sought, nor will we seek, any ruling from the Internal Revenue Service (the “IRS”) with respect to matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes and Class A common stock (if any) or that any such position would not be sustained. Persons considering the purchase, ownership, or disposition of the notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any state, local or foreign taxing jurisdiction.

As used herein, the term “U.S. holder” means a beneficial owner of a note or our Class A common stock that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has validly made an election to be treated as a United States person under applicable Treasury Regulations.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the notes or our Class A common stock generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

As used herein, the term “non-U.S. holder” means a beneficial owner of a note or our Class A common stock that is not a U.S. holder.

U.S. Holders

Interest

Stated interest on a note, including any additional interest paid as a result of a registration default or an effective failure under our registration rights agreement will be includable in income by a U.S. holder when received or accrued in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Redemption of the Notes

Upon the sale, exchange or redemption of a note (other than the receipt of stock and cash upon the exercise of the put right, see “ — Exercise of Put Rights,” below), a U.S. holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds plus the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued and unpaid interest not previously included in income, which is treated as interest as described under “ — Interest” above) and (2) such U.S. holder’s adjusted tax basis in the note.

The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the notes were held for more than one year. Long-term capital gain of a non-corporate U.S. holder is eligible for a reduced rate of tax. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note to such U.S. holder plus the amount, if any, included in income on an adjustment to the put value rate of the notes, as described in “— Adjustments to Put Value Rate” below.

Adjustments to Put Value Rate

The put value rate of the notes is subject to adjustment under certain circumstances, as described under “Description of Notes — Put Value Rate Adjustments” and “Description of Notes — Adjustments to Put Value in Connection with Put Exercise upon Fundamental Change.” Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a deemed distribution, resulting in dividend treatment (as described below) to the extent of our current or accumulated earnings and profits, if, and to the extent that, certain adjustments in the put value rate (or certain other corporate transactions) increase the proportionate interest of a holder of the notes in the fully diluted Class A common stock (particularly an adjustment to reflect a taxable dividend to holders of our Class A common stock), whether or not such holder ever exercises its put right. An increase in the put value rate upon certain fundamental changes would be treated as a deemed distribution to holders of the notes. Moreover, if there is not a full adjustment to the put value rate of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Class A common stock in our assets or earnings and profits, then such increase may be treated as a deemed distribution on our Class A common stock of such holders. Any deemed distribution generally will be taxed as described below under “— Distributions on Common Stock.” U.S. holders should consult their own tax advisors regarding whether any deemed distribution taxable as a dividend would be eligible for the preferential tax rate or the dividends received deduction described below under “— Distributions on Common Stock.”

Exercise of Put Rights

If a U.S. holder were to exercise put rights and we did not exercise the net share settlement option, the tax consequences to the U.S. holder will be the same as those described above under “— Sale, Exchange or Redemption of the Notes.”

If, however, we exercised the net share settlement option, although not free from doubt and subject to the discussion in the next paragraph, a U.S. holder generally will recognize capital gain in an amount equal to the lesser of (1) the amount of the cash payment received by the U.S. holder (less any amount attributable to accrued and unpaid interest not previously included in income, which is treated as interest as described under “— Interest” above and any cash in lieu of fractional shares) or (2) the excess of the fair market value of our Class A common stock and the cash payment received by the U.S. holder (excluding any amount attributable to accrued and unpaid interest) over the U.S. holder’s adjusted tax basis in the notes. The U.S. holder generally will not be able to recognize any loss. The U.S. holder’s tax basis in our Class A common stock received will be the same as the U.S. holder’s tax basis in the note, increased by the amount of gain recognized, if any, (other than any gain attributable to the receipt of cash in lieu of fractional shares discussed below) and reduced by the amount of the cash payment received (less any amounts attributable to any cash in lieu of fractional shares or any accrued and unpaid interest). A U.S. holder’s holding period for any of our Class A common stock received upon exercise of put rights will include the period during which such holder held the notes, except that the holding period of any of our Class A common stock received with respect to accrued interest will commence on the day after exercise.

The tax treatment described in the previous paragraph will depend upon whether the notes constitute “securities” for U.S. federal income tax purposes. The determination of whether a debt instrument constitutes a security depends upon an evaluation of the term and nature of the debt instrument. Generally, corporate debt instruments with maturities of less than five years when issued are not considered securities, while corporate debt instruments with maturities of ten or more years when issued are considered securities. We intend to take the position that the notes constitute securities for U.S. federal income tax purposes. If the notes do not constitute securities for U.S. federal income tax purposes, while the tax law is not entirely clear, it is possible that a U.S. holder could be taxed in the manner described above under “— Sale, Exchange or Redemption of the Notes.”

Cash received in lieu of a fractional share of our Class A common stock upon the exercise of put rights will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the U.S. holder’s adjusted basis in the fractional share, and will be taxable as described below under “— Sale or Exchange of Common Stock.” The U.S. holder’s tax basis in the fractional share of our Class A common stock will be a proportionate part of the U.S. holder’s adjusted tax basis in our Class A common stock received upon the exercise of put rights, as described above.

Distributions on Common Stock

Distributions paid on our Class A common stock (other than certain pro rata distributions of our Class A common stock), which may be received following our exercise of the net share settlement option, generally will be treated as dividends and includable in the income of a U.S. holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends paid to U.S. holders that are individuals are currently taxed (temporarily through 2010) at the rates applicable to long-term capital gains if the holder meets certain holding period and other requirements. Dividends paid to U.S. holders that are United States corporations may qualify for the dividends received deduction if the holder meets certain holding period and other requirements. Distributions on shares of our Class A common stock that exceed our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, reducing the holder’s basis in the shares of our Class A common stock. Any such distributions in excess of the holder’s basis in the shares of our Class A common stock generally will be treated as capital gain from a sale or exchange of such stock.

Sale or Exchange of Common Stock

Upon the sale or exchange of our Class A common stock, which may be received following our exercise of the net share settlement option, a U.S. holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash plus the fair market value of any property received upon the sale or exchange and (2) such U.S. holder’s adjusted tax basis in our Class A common stock. The holder’s adjusted tax basis in our Class A common stock, if any, received following our exercise of the net share settlement option will be determined in the manner described above under “— Exercise of Put Rights.” The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a holder will be long-term capital gain or loss if our Class A common stock was held for more than one year. Long-term capital gain of a non-corporate U.S. holder is eligible for a reduced rate of tax.

Non-U.S. Holders

Interest

Interest paid (or accrued) to a noteholder who is a non-U.S. holder (including any additional interest paid as a result of a registration default or an effective failure under our registration rights agreement) generally will be considered “portfolio interest,” and generally will not be subject to U.S. federal income tax and withholding tax, provided, that

•	the interest is not effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder;

•	the non-U.S. holder is not actually or constructively a “10 percent shareholder” of us, or a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the Code; and

•	the non-U.S. holder provides the person who is otherwise required to withhold U.S. tax with respect to the notes with an appropriate statement (on Form W-8BEN or other successor form), signed under penalty of perjury, certifying that the beneficial owner of the note is a foreign person and providing the non-U.S. holder’s name and address.

Prospective investors, including foreign partnerships and their partners, should consult their tax advisers regarding possible additional reporting requirements.

If interest on the notes is not portfolio interest, then, unless it is effectively connected with the conduct of a U.S. trade or business (as described below), it will be subject to U.S. federal withholding tax at a rate of 30%, unless reduced or eliminated pursuant to an applicable tax treaty.

If interest on the notes is effectively connected with the conduct of a U.S. trade or business by a non-U.S. holder, the non-U.S. holder generally will be taxed on the interest in the same manner as a U.S. holder, subject to an applicable tax treaty providing otherwise, and (if such non-U.S. holder is a corporation) also may be subject to a branch profits tax at a 30% rate (or lower applicable treaty rate). Such non-U.S. holder will be required to provide a properly executed Form W-8ECI in order to claim an exemption from withholding tax.

Sale, Exchange or Redemption of the Notes or Exercise of Put Rights

Any gain realized upon the sale, exchange (including on the receipt of a combination of cash and our Class A common stock upon exercise of put rights), redemption or other disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described under “— Interest” above) generally will not be subject to U.S. federal income tax unless:

1. the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition of a note or exercise of put rights, and certain other conditions are met;

2. the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, subject to an applicable income tax treaty providing otherwise; or

3. the note constitutes a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act (“FIRPTA”) and the non-U.S. holder’s ownership of the notes exceeds a certain threshold, as described below, or if none of the classes of our common stock are traded on an established securities market at any time during the calendar year in which the disposition occurs.

If a non-U.S. holder’s gain is described in Item 1 above, the non-U.S. holder will be subject to a flat 30% U.S. federal income tax on the gain, which gain generally may be offset by U.S. source capital losses.

If a non-U.S. holder’s gain is described in Item 2 above, the non-U.S. holder will be subject to U.S. tax at graduated rates, generally in the same manner as if the non-U.S. holder were a U.S. holder (as described above), and in the case of a non-U.S. holder that is a corporation, the gain may also be subject to the 30% branch profits tax or such lower rate as may be specified in an applicable income tax treaty.

With regard to Item 3 above, we are a U.S. real property holding corporation for purposes of FIRPTA. Consequently, a non-U.S. holder that owns or has owned more than a threshold amount of notes and who disposes of a note (including through the exercise of put rights) would be subject to regular U.S. federal income tax under FIRPTA with respect to such gain in the same manner as a U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). The U.S. federal income tax rules for determining the threshold amount depend upon whether the notes will be regularly traded on an established securities market. If the notes are not regularly traded on an established securities market, then (provided our Class A common stock continues to be traded on an established securities market) only those non-U.S. holders who acquire notes with an aggregate fair market value (on the date of acquisition) that exceeds the fair market value on that same date of 5% of our Class A common stock will be subject to U.S. federal income tax under FIRPTA upon the disposition of a note (including the exercise of put rights). If the notes are regularly traded on an established securities market, then (provided our common stock continues to be traded on an established securities market) only those non-U.S. holders beneficially owning more than 5% of the notes at any time will be subject to FIRPTA upon the disposition of a note (including the exercise of put rights). Based on the size of this offering and the current market capitalization value of our Class A common stock, the threshold amount of notes for the application of FIRPTA would be significantly lower in the case where the notes are regularly traded on an established securities market. The above description applies if our Class A common stock continues to be traded on an established securities market. If none of the classes of our common stock are traded on an established securities market at any time during the calendar year in which the disposition of a note occurs, FIRPTA will apply to every disposition by a non-U.S. holder of a note (including the exercise of put rights) occurring during that year regardless of the amount of notes owned by such non-U.S. holder.

If FIRPTA were to apply in the case of a disposition of a note (including the exercise of put rights), a buyer (or, in the case of redemption of a note or exercise of a put right, Forest City) would be required to withhold 10% of gross proceeds (including all consideration due upon exercise of a put right) and pay over the amount withheld to the IRS. Upon a redemption of a note or exercise of a put right, unless in our sole discretion we determine that the notes are not regularly traded on an established securities market, we will assume that the notes are regularly traded on an established securities market, and in any case where the non-U.S. holder at any time beneficially owned more than 5% of the notes, we will withhold 10% of the gross proceeds (including all consideration due upon exercise of a put right) and pay over the amount withheld to the IRS. In cases where amounts are withheld from gross proceeds, a non-U.S. holder would be entitled to a credit for the withheld amounts for purposes of U.S. federal income tax, provided that the non-U.S. holder files with the IRS, on a timely basis, the required IRS forms. Non-U.S. holders are urged to consult their tax advisors as to whether gain realized upon the sale, exchange, redemption, or other disposition of a note (including exercise of put rights), would be subject to U.S. federal income or withholding tax under FIRPTA.

Adjustments to Put Value Rate

As described above in “U.S. holders — Adjustments to Put Value Rate,” certain adjustments (or the non-occurrence of an adjustment) to the put value rate may result in a deemed distribution to holders of the notes. For the tax consequences to a non-U.S. holder of such a deemed distribution, see “— Distributions on Common Stock” below. Upon a deemed distribution that is subject to withholding, we will withhold taxes from any subsequent payments of cash or our Class A common stock.

Sale or Exchange of Common Stock

Any gain realized upon the sale or exchange of our Class A common stock, which may be received following our exercise of the net share settlement option, generally will not be subject to U.S. federal income tax unless any of the three situations (i.e., Items 1, 2, or 3) described above in “Non-U.S. holders — Sale, Exchange or Redemption of the Notes or Exercise of Put Rights” applies. With regard to FIRPTA, provided our Class A common stock continues to be traded on an established securities market, a sale of any such Class A common stock by a non-U.S. holder would only be subject to U.S. federal income tax under FIRPTA if such non-U.S. holder held more than 5% of Class A common stock at any time during the five-year period ending on the date of the sale or exchange.

Distributions on Common Stock

Dividends paid on our Class A common stock if any (other than certain pro rata distributions of our Class A common stock) which may be received upon our exercise of the net share settlement option to a non-U.S. holder, excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such non-U.S. holder, will be subject to U.S. federal withholding tax at a 30% rate, or lower rate provided under any applicable income tax treaty. Except to the extent that an applicable tax treaty otherwise provides, a non-U.S. holder will be subject to tax in the same manner as a U.S. holder on dividends paid or deemed paid that are effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may in certain circumstances also be subject to a U.S. branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the non-U.S. holder delivers a Form W-8ECI to the payor.

A non-U.S. holder of our Class A common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification requirements, generally on IRS Form W-8BEN.

Contingent Payments

Upon the occurrence of a registration default or an effective failure, we will be required to pay additional interest, as described in our registration rights agreement. Our obligation to make such payments may implicate the provisions of Treasury Regulations relating to contingent payment debt instruments (“CPDIs”). We intend to take the position that the notes are not treated as CPDIs because of these payments. Assuming such position is respected, a U.S. holder would be required to include in income the amount of any such payments as additional interest for United States federal income tax purposes. If the IRS successfully challenged this position, and the notes were treated as CPDIs because of such payments, U.S. holders might, among other things, be required to accrue interest income at higher rates than the interest rates on the notes and to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than as capital gain. Purchasers of notes are urged to consult their tax advisors regarding the possible application of the CPDI rules to the notes.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS and backup withholding may be collected in connection with payments of principal, premium, if any, and interest on a note, dividends on our Class A common stock, if any, and payments of the proceeds of the sale or exchange of a note or our Class A common stock by a holder.

A U.S. holder will not be subject to backup withholding if such U.S. holder provides its taxpayer identification number to us or our paying agent and complies with certain certification procedures or otherwise establishes an exemption from backup withholding. Certain holders, including corporations, are generally not subject to backup withholding.

In addition, a non-U.S. holder may be subject to United States backup withholding on these payments unless such non-U.S. holder complies with certification procedures to establish that such non-U.S. holder is not a United States person. The certification procedures required by a non-U.S. holder to claim the exemption from withholding tax on interest (described above in “— Interest”) will generally satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be offset by the amount withheld. If backup withholding results in an overpayment of U.S. federal income taxes, a refund or credit may be obtained from the IRS, provided the required information is timely furnished.

SELLING SECURITYHOLDERS

We issued the notes covered by this prospectus on October 10, 2006 under Rule 144A of the Securities Act. Selling securityholders, including their transferees, pledgees, donees or their successors, may from time to time offer and sell the notes, and the shares of Class A common stock, if any, issuable upon a put of the notes, pursuant to this prospectus.

The following table sets forth information with respect to the selling securityholders and the principal amount of notes and shares of Class A common stock, if any, issuable upon a put of the notes, beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the following selling securityholders to us in a questionnaire and is as of the date specified by the securityholders in those questionnaires. The percentage of notes outstanding beneficially owned by each selling securityholder is based on a $287.5 million aggregate principal amount of notes outstanding.

The number of shares of Class A common stock, if any, issuable upon a put of the notes shown in the table below assumes a put of the full amount of notes held by each selling securityholder at the current put value rate of 15.0631 shares per $1,000 principal amount of notes (assuming exercise of our net share settlement option under the notes), and a cash payment in lieu of any fractional shares. This put value rate is subject to adjustment in certain events. The number of shares of Class A common stock that ultimately may be issued upon a put of the notes will depend upon the then current put value rate and the then current volume-weighted average price of our Class A common stock, determined as more fully described in the section titled “Description of Notes — Put Rights.” Accordingly, the number of shares that may be issued may increase or decrease from time to time. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. The number of shares of Class A common stock owned by the selling securityholders or any future transferee from any such holder assumes that they do not beneficially own any shares of Class A common stock other than shares of Class A common stock, if any, issuable upon a put of the notes by the holder.

					Shares of Class A
			Shares of Class A Common		Common Stock to be
	Principal Amount of Notes		Stock Potentially Issuable		Beneficially Owned
Name of Selling	Beneficially Owned(1)		Upon a Put of Notes		After Offering(2)
Securityholder	Amount	Percentage	Number	Percentage(3)	Number	Percentage

Advent Convertible Master Fund	$6,107,000	2.1%	91,990	*	0	*
Alcon Laboratories	$528,000	*	7,953	*	0	*
Aristeia International Limited	$12,000,000	4.2%	180,757	*	0	*
Aristeia Partners LP	$4,500,000	1.6%	67,784	*	0	*
Arlington County Employees Retirement System	$756,000	*	11,388	*	0	*
BP Amoco PLC Master Trust	$1,246,000	*	18,769	*	0	*
British Virgin Islands Social Security Board	$175,000	*	2,636	*	0	*
Canadian Imperial Holdings Inc.	$10,000,000	3.5%	150,631	*	0	*
The City of Southfield Fire & Police Retirement System	$45,000	*	678	*	0	*
City University of New York	$151,000	*	2,275	*	0	*
CNH CA Master Account, L.P.	$2,000,000	*	30,126	*	0	*
CQS Convertible and Quantitative Strategies Master Fund Limited	$5,000,000	1.7%	75,316	*	0	*
Credit Suisse Securities (USA) LLC	$1,000,000	*	15,063	*	0	*
DaimlerChrysler Corp Emp. #1 Pension Plan, dated 4/1/89	$2,545,000	*	38,336	*	0	*
DBAG LONDON	$4,495,000	1.6%	67,709	*	0	*
D. E. Shaw Valence	$8,000,000	2.8%	120,505	*	0	*
Enhanced Phoenix Master Fund	$2,652,000	*	39,947	*	0	*
Florida Power & Light	$1,195,000	*	18,000	*	0	*
FPL Group Employee Pension Plan	$940,000	*	14,159	*	0	*
Franklin and Marshall College	$60,000	*	904	*	0	*
Geode Capital Master Fund Ltd. (account CBARB)	$7,000,000	2.4%	105,442	*	0	*

					Shares of Class A
			Shares of Class A Common		Common Stock to be
	Principal Amount of Notes		Stock Potentially Issuable		Beneficially Owned
Name of Selling	Beneficially Owned(1)		Upon a Put of Notes		After Offering(2)
Securityholder	Amount	Percentage	Number	Percentage(3)	Number	Percentage

Georgia Healthcare	$76,000	*	1,145	*	0	*
Governing Board Employees Benefit Plan of the City of Detroit	$16,000	*	241	*	0	*
Grable Foundation	$78,000	*	1,175	*	0	*
Grady Hospital	$145,000	*	2,184	*	0	*
Hershey Foods Corporation Master Retirement Trust	$272,000	*	4,097	*	0	*
HFR CA Opportunity Master Trust	$263,000	*	3,962	*	0	*
HFR CA Select Master Trust	$1,500,000	*	22,595	*	0	*
Highbridge International LLC	$6,545,000	2.3%	98,588	*	0	*
Hotel Union & Hotel Industry of Hawaii Pension Plan	$184,000	*	2,772	*	0	*
Independence Blue Cross	$714,000	*	10,755	*	0	*
Institutional Benchmarks Series (Master Feeder) Ltd	$1,000,000	*	15,063	*	0	*
John Hancock Funds II — Real Estate Equity Fund	$2,788,000	*	41,996	*	0	*
John Hancock Trust — Real Estate Equity Trust	$2,910,000	1.0%	43,834	*	0	*
Linden Capital LP	$32,000,000	11.1%	482,019	*	0	*
LLT Limited	$527,000	*	7,938	*	0	*
Lyxor / Advent Convertible Arbitrage	$278,000	*	4,188	*	0	*
Occidental Petroleum	$336,000	*	5,061	*	0	*
Parabolic Partners Master Fund Ltd	$10,000,000	3.5%	150,631	*	0	*
PIMCO Convertible Fund	$500,000	*	7,532	*	0	*
Police & Firemen for the City of Detroit	$522,000	*	7,863	*	0	*
Polygon Global Opportunities Master Fund	$3,000,000	1.0%	45,189	*	0	*
Promutual	$955,000	*	14,385	*	0	*
Putnam Convertible Income-Growth Trust	$3,500,000	1.2%	52,721	*	0	*
Ramius Master Fund, Ltd.	$1,000,000	*	15,063	*	0	*
Rampart Enhanced Convertible Investors, LLC	$455,000	*	6,854	*	0	*
Raytheon Phoenix	$710,000	*	10,695	*	0	*
RCG Halifax Fund, Ltd.	$275,000	*	4,142	*	0	*
RCG Latitude Master Fund Ltd.	$3,350,000	1.2%	50,461	*	0	*
San Diego County Employees Retirement Assoc. Convertible Arbitrage	$2,250,000	*	33,892	*	0	*
San Francisco Public Employees Retirement System	$1,495,000	*	22,519	*	0	*
Seattle City Employee Retirement System	$110,000	*	1,657	*	0	*
Silvercreek II Limited	$6,300,000	2.2%	94,898	*	0	*
Silvercreek Limited Partnership	$9,700,000	3.4%	146,112	*	0	*
Starvest	$58,000	*	874	*	0	*
Tempo Master Fund, LP	$7,000,000	2.4%	105,442	*	0	*
Thrivent Diversified Income Plus Fund	$186,000	*	2,802	*	0	*
Thrivent Diversified Income Plus Portfolio	$134,000	*	2,018	*	0	*
Thrivent Financial for Lutherans	$1,000,000	*	15,063	*	0	*
T. Rowe Price Real Estate Fund, Inc.	$19,030,000	6.6%	286,651	*	0	*
Trustmark	$335,000	*	5,046	*	0	*

					Shares of Class A
			Shares of Class A Common		Common Stock to be
	Principal Amount of Notes		Stock Potentially Issuable		Beneficially Owned
Name of Selling	Beneficially Owned(1)		Upon a Put of Notes		After Offering(2)
Securityholder	Amount	Percentage	Number	Percentage(3)	Number	Percentage

United Technologies Corporation Master Retirement Trust	$462,000	*	6,959	*	0	*
Viacom Inc. Pension Plan Master Trust	$63,000	*	949	*	0	*
Vicis Capital Master Fund	$3,000,000	1.0%	45,189	*	0	*
XAVEX Convertible Arbitrage 5	$375,000	*	5,649	*	0	*
Zazove Convertible Arbitrage Fund LP	$5,250,000	1.8%	79,081	*	0	*
Zazove Hedged Convertible Fund L.P.	$2,500,000	*	37,658	*	0	*
Securities Not Resold	83,958,000	29.2%	1,264,665	1.6%	0	*

TOTAL	$287,500,000	100.0%	4,330,641	5.6%	0	*

*	Less than 1%.

(1)	Because certain of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information presented in this table, this prospectus may not reflect the exact principal amount of notes held by each selling securityholder on the date of this prospectus. The maximum aggregate principal amount of notes that may be sold pursuant to this prospectus will not exceed $287.5 million.

(2)	We do not know when or in what amounts the selling securityholders may offer notes or shares for sale. The selling securityholders might not sell any or all of the notes or shares offered by this prospectus. Because the selling securityholders may offer any amount of the notes or shares pursuant to this offering, we cannot estimate the number of the notes or shares that will be held by the selling securityholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the notes or shares covered by this prospectus will be held by the selling securityholders.

(3)	Calculated based on 76,867,414 shares of our Class A common stock outstanding as of December 29, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of our Class A common stock, if any, issuable upon a put of all of that holder’s notes, but we did not assume the put of any other holder’s notes.

PLAN OF DISTRIBUTION

The notes and the shares of Class A common stock, if any, issuable upon any put of the notes by holders may be sold from time to time directly by the selling securityholder or, alternatively, through underwriters, broker-dealers or agents. Such notes and shares of Class A common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the notes and the shares of Class A common stock, if any, issuable upon any put of the notes by holders may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (iv) through the writing of options. In connection with sales of the notes and shares of Class A common stock or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes and shares of Class A common stock in the course of hedging the positions they assume. The selling securityholder may also sell the notes and shares of Class A common stock short and deliver the notes and shares of Class A common stock to close out such short positions, or loan or pledge the notes and shares of Class A common stock to broker-dealers that in turn may sell such securities.

In addition, any notes or shares of Class A common stock, if any, issuable upon any put of the notes by holders that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

The selling securityholders may also pledge notes or shares of Class A common stock to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged notes or shares of Class A common stock pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling securityholders may agree with the selling securityholders to sell a specified number of securities at a stipulated price and also may arrange for other broker-dealers to participate. Broker-dealers or their agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the notes and shares of Class A common stock, if any, issuable upon any put of the notes by holders of such notes and shares covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent selling securityholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

In order to comply with the securities laws of certain states, if applicable, notes and shares of Class A common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the notes and shares of Class A common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of notes and shares of Class A common stock, if any, issuable upon a put of the notes by holders in the market and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the notes or shares against certain liabilities, including liabilities arising under the Securities Act.

To our knowledge, there are currently no plans, arrangements or undertakings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the notes or the shares of Class A common stock, if any, issuable upon any put of the notes by holders.

At the time a particular offer of notes or shares of Class A common stock is made, if required, a prospectus supplement will be distributed that will set forth the amount of notes being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act.

We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until the earliest of (i) the date all of the notes and shares of Class A common stock, if any, issuable upon a put of the notes have been sold pursuant to the registration statement, (ii) the expiration of the holding period under Rule 144(k) under the Securities Act or (iii) two years from the date the registration statement is declared effective.

LEGAL MATTERS

Certain legal matters incident to the validity of the issuance of the notes and the validity of the shares of Class A common stock, if any, issuable upon a put of the notes will be passed upon for us by Geralyn Presti, Senior Vice President, General Counsel and Assistant Secretary of Forest City. As of December 29, 2006, Ms. Presti owned 10,902 shares of our Class A common stock, 1,259 shares of our Class B common stock and 48,010 options to purchase shares of our Class A common stock.

EXPERTS

The financial statements incorporated in this prospectus by reference to Forest City Enterprises, Inc.’s Current Report on Form 8-K dated October 3, 2006 and the financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Forest City Enterprises, Inc. for the year ended January 31, 2006 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All such expenses will be borne by us.

Securities and Exchange Commission Registration Fee	$30,763
Accounting fees and expenses	15,000
Legal fees and expenses	20,000
Printing fees and expenses	25,000
Miscellaneous expenses	1,500

Total	$92,263

Item 15.	Indemnification of Directors and Officers.

Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, employees and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not provide statutory authorization for a corporation to indemnify directors, officers, employees and agents for settlements, fines or judgments in the context of derivative suits. However, it provides that directors (but not officers, employees and agents) are entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard to the corporation’s best interests.

Ohio law does not authorize payment of judgments to a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is permitted, however, to the extent such person succeeds on the merits. In all other cases, if a director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary except as otherwise provided by a corporation’s articles, code of regulations or by contract except with respect to the advancement of expenses of directors.

Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers, employees or agents of a corporation. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, procure insurance for such persons.

Our code of regulations provides that we shall indemnify any person made or threatened to be made a party to any action, suit or proceeding, other than an action by us or in our right, by reason of the fact that he is or was our director, officer, employee or agent or is or was serving at our request as a director, trustee, officer, member, manager, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Under the terms of our directors’ and officers’ liability and company reimbursement insurance policy, our directors and officers are insured against certain liabilities, including liabilities arising under the Securities Act.

Item 16.	Exhibits.

Exhibit
No.	Description of Document

4.1	Amended Articles of Incorporation adopted as of October 11, 1983 (incorporated by reference to Exhibit 3.1 to the registrant’s Form 10-Q for the quarter ended October 31, 1983 (File No. 1-4372)).
4.2	Certificate of Amendment by Shareholders to the Articles of Incorporation of Forest City Enterprises, Inc. dated June 24, 1997 (incorporated by reference to Exhibit 4.14 to the registrant’s Registration Statement on Form S-3 (Registration No. 333-41437)).
4.3	Certificate of Amendment by Shareholders to the Articles of Incorporation of Forest City Enterprises, Inc. dated June 16, 1998 (incorporated by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form S-8 (Registration No. 333-61925)).
4.4	Certificate of Amendment by Shareholders to the Articles of Incorporation of Forest City Enterprises, Inc., effective as of June 20, 2006 (incorporated by reference to Exhibit 3.6 to the registrant’s Form 10-Q for the quarter ended July 31, 2006 (File No. 1-4372)).
4.5	Code of Regulations as amended June 15, 2006 (incorporated by reference to Exhibit 3.5 to the registrant’s Form 10-Q for the quarter ended July 31, 2006 (File No. 1-4372)).
4.6	Indenture, dated as of October 10, 2006, between Forest City Enterprises, Inc., as issuer, and The Bank of New York Trust Company, N.A., as trustee, including, as Exhibit A thereto, the Form of 3.625% Puttable Equity-Linked Senior Notes Due 2011 (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed with the Commission on October 16, 2006 (File No. 1-4372)).
4.7	Registration Rights Agreement, dated October 10, 2006, among Forest City Enterprises, Inc. and the Initial Purchasers named therein (incorporated by reference to Exhibit 4.2 to the registrant’s Current Report on Form 8-K filed with the Commission on October 16, 2006 (File No. 1-4372)).
5.1	Opinion of General Counsel of Forest City Enterprises, Inc.
12.1	Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of General Counsel of Forest City Enterprises, Inc. (included in Exhibit 5.1).
24.1	Power of Attorney.
25.1	Statement of Eligibility of Trustee.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post- effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) under the Securities Act that is part of this registration statement.

(2) That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness and the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the

Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 of this Registration Statement, or otherwise (other than insurance), the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it or them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on January 4, 2007.

FOREST CITY ENTERPRISES, INC.

By:	/s/ Thomas G. Smith
Thomas G. Smith,
Executive Vice President, Chief
Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities noted on January 4, 2007.

Signature	Title

/s/ Albert B. Ratner* Albert B. Ratner	Co-Chairman of the Board and Director

/s/ Samuel H. Miller* Samuel H. Miller	Co-Chairman of the Board, Treasurer and Director

/s/ Charles A. Ratner Charles A. Ratner	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Thomas G. Smith Thomas G. Smith	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)

/s/ Linda M. Kane Linda M. Kane	Senior Vice President and Corporate Controller (Principal Accounting Officer)

/s/ James A. Ratner* James A. Ratner	Executive Vice President and Director

/s/ Ronald A. Ratner* Ronald A. Ratner	Executive Vice President and Director

/s/ Brian J. Ratner* Brian J. Ratner	Executive Vice President and Director

/s/ Deborah Ratner Salzberg* Deborah Ratner Salzberg	Director

Signature	Title

/s/ Michael P. Espisito, Jr.* Michael P. Espisito, Jr.	Director

/s/ Scott S. Cowen* Scott S. Cowen	Director

/s/ Jerry V. Jarrett* Jerry V. Jarrett	Director

/s/ Joan K. Shafran* Joan K. Shafran	Director

/s/ Louis Stokes* Louis Stokes	Director

/s/ Stan Ross* Stan Ross	Director

*	The undersigned, pursuant to a Power of Attorney executed by each of the Directors and Officers identified above and filed with the Commission, by signing his name hereto, does hereby sign and execute this Form S-3 on behalf of each of the persons noted above, in the capacities indicated.

/s/  Charles A. Ratner
Charles A. Ratner,
Attorney-in-fact